FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF SEPTEMBER 2020

(numbers expressed in millions of US dollars)

•	Cumulative revenues as of September decreased by 19.4% as compared to the same period of last year reaching US$ 8,521 million explained mainly by lower revenues in the four countries where we operate. In quarterly terms, comparing the 3rd quarter of 2020 and the 3rd quarter of 2019, we can see a fall of 15.8 % to US$2,820 million.

In cumulative terms, the fall is mainly explained by lower revenues in Brazil and Argentina due to the extraordinary recognition of US$ 248 million last year because of the agreement signed between Edesur and the Argentine State for outstanding claims. Added to this is the impact of currency devaluation of US$ 495 million in the 4 countries and a reduction in demand due to COVID-19. In quarterly terms, the lower revenues are mainly explained by Brazil, mainly affected by the devaluation of the Brazilian Real.

•	In cumulative terms EBITDA decreased by 26.1 % reaching US$ 2,196 million, explained mainly by the above-mentioned 2019 extraordinary effect in Argentina, a lower EBITDA in Brazil and the negative impact of currency devaluations. Without the extraordinary 2019 effect and isolating the exchange rate effect, EBITDA would have decreased by 1.1%.

•	In quarterly terms, we can see a 19.5 % drop reaching a US$ 725 million EBITDA, mainly explained by the fall in Brazil mostly from the exchange rate effect and to a lesser extent in Colombia and Peru. Without these effects, EBITDA would have fallen by 2% during the quarter.

Country	EBITDA (million US$)
	Accumulated figures			Quarterly figures
	9M 2020	9M 2019%		3Q 2020	3Q 2019%

Argentina	138	431	(67.9%)	40	29	36.7%
Brazil	829	1,193	(30.5%)	291	428	(32.0%)
Colombia	892	959	(7.0%)	291	323	(9.8%)
Peru	357	411	(13.1%)	112	130	(14.4%)
Enel Américas (*)	2,196	2,971	(26.1%)	725	901	(19.5%)
(*) Includes Holding and Adjustments

▪	Cumulative Operating Income (EBIT) decreased by 36.0 % as of September and 30.7% during the quarter, reaching US$ 1,383 million and US$ 481 million respectively, mainly explained by the fall of EBITDA.

▪	Cumulative Net Income attributable to the parent company reached US$ 487 million, 40.8% less than in the same period of 2019. At a quarterly level, the fall was 31.6%. In both cases it is explained by lower operating performance, partially offset by better financial results and lower tax payments.

1

•	Net financial debt reached US$ 4,244 million, 1.0% less than at the end of 2019, mainly explained by decreases in Enel Sao Paulo, Emgesa and Enel Río, offset in part by an increase in Enel Américas holding. The decrease is mainly explained by the devaluation of currencies, reaching an impact of US$ 1,188 million at the level of gross debt.

•	CAPEX for the first the nine months reached US$ 981 million, 8.9% less than in the same period of the previous year, explained mainly by the effect of currency devaluations. Apart from said effect, CAPEX increased by US$ 93 million, largely explained by investment increases in distribution companies in Brazil and Codensa.

•	CAPEX for the quarter reached US$ 381 million, 2.4% more than in the 3rd quarter of 2019. If we put aside the exchange rate effect, CAPEX increased by 25% or US$ 93 million mainly due to increases in distribution companies in Brazil, especially Enel Goiás.

•	As for the current situation arising from COVID -19, in the third quarter we saw a recovery in terms of demand and collectability in relation to the previous quarter. The impact from COVID-19 during the quarter was US$ 195 million at EBITDA level, considering both the Distribution and Generation businesses. Our Company continues to do its best to maintain its operations, protect its workers and assist the community with various solidarity measures.

2

SUMMARY BY BUSINESS SEGMENT

Generation

The generation business segment registered a 16.0% decrease in EBITDA as compared to the same period of the previous year, reaching US$ 994 million. This is explained by lower results in the 4 countries especially in Brazil due to lower energy sales. Added to this is the US$ 164 million effect of currency devaluations with a negative impact. Isolating this effect, EBITDA would have fallen by 3.4% in relation to the previous year.

In quarterly terms, EBITDA in the 3rd quarter reached US$ 332 million, 11.3% less than in the same period of 2019, due to lower results in Argentina in addition to the exchange rate impact. Isolating the latter effect, EBITDA would have fallen by 5.4%.

Physical Data

	9M 2019	9M 2020	Var %	3Q 2019	3Q 2020	Var %
Total Sales (GWh)	54,396	49,378	(9.2%)	19,548	17,583	(10.1%)
Total Generation (GWh)	31,418	30,219	(3.8%)	12,140	11,050	(9.0%)

Distribution

EBITDA in the distribution segment was 31.7 % lower than in the same period of 2019, reaching US$ 1,268 million; explained mainly by the extraordinary regulatory agreement of US$ 248 million signed by Edesur and the Argentine National State for pending claims.

Furthermore, the exchange rate effect had a US$ 341 million negative impact and lower sales were also recorded in the 4 countries. Isolating the one-off event and the exchange rate effect, EBITDA would have maintained flat.

In quarterly terms, EBITDA in the 3rd quarter reached US$ 415 million, 24.8% less than in the 3rd quarter of 2019. Isolating the exchange rate effect EBITDA would have fallen by 0.6%.

The consolidated number of customers showed a 1.8% increase while physical sales fell by 5.7% during the semester and 4.5% during the quarter.

Physical Data

	9M 2019	9M 2020	Var %	3Q 2019	3Q 2020	Var %
Total Sales (GWh)	90,093	84,932	(5.7%)	30,230	28,883	(4.5%)
Number of Clients	25,149,761	25,594,703	1.8%	25,149,761	25,594,703	1.8%

3

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents US$ 1,605 million

• Cash and cash equiv. + cash investments over 90 days US$ 1,687 million

• Available committed lines of credit * US$ 817 million

(*) Includes two lines of committed credits between related parties. One of them for US$ 142 million of Enel Brasil with EFI and fully available and another for US$ 150 million of Enel Américas with EFI and fully used.

The average nominal interest rate in September 2020 decreased to 4.8% from 7.3% during the same period of the previous year, primarily affected by lower debt costs in Brazil as a result of the payment linked with the purchase of Enel Distribución Sao Paulo, better rate conditions in debt refinancing in Brazil, Colombia, Peru and the Holding and a reduction in rates associated with variable debt rates in Brazil.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•         Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 590 million and forwards of US$ 326 million.

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 142 million.

4

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries, jointly controlled entities, and associates in these four countries.

Generation and Transmission business segment

The total net installed capacity of the Enel Américas Group is 11,269 MW as of September 30, 2020. 55% of consolidated generation capacity comes from hydropower sources and 45% from thermal sources.

The Group conducts the generation business through the following subsidiaries: Enel Generación Costanera, Enel Generación el Chocón and Central Docksud in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza and EGP Volta Grande in Brazil, Emgesa in Colombia and Enel Generación Peru and Enel Generación Piura in Peru. The electricity transmission business is carried out mainly through an interconnection line between Argentina and Brazil, through Enel Cien, a subsidiary of Enel Brasil, with a 2,100 MW transport capacity.

The following table shows the key physical indicators for the generation segment, in cumulative and quarterly terms, as of September 30, 2020 and 2019 for each subsidiary.

Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Accumulated figures			Quarterly figures
		9M 2020	9M 2019%		3Q 2020	3Q 2019%		September 2020	September 2019

Enel Generación Costanera	SIN Argentina	4,995	5,251	(4.9%)	1,352	1,713	(21.1%)	5.8%	5.6%
Enel Generación El Chocón	SIN Argentina	2,389	1,966	21.5%	1,084	838	29.4%	2.1%	1.8%
Central Dock Sud	SIN Argentina	3,085	2,757	11.9%	1,206	1,420	(15.1%)	3.0%	2.1%
Enel Generación Perú	SICN Peru	7,177	7,870	(8.8%)	2,306	2,416	(4.6%)	21.0%	20.7%
Enel Generación Piura	SICN Peru	418	481	(13.1%)	161	185	(13.0%)	1.1%	1.1%
Enel Emgesa	SIN Colombia	13,301	14,007	(5.0%)	4,702	5,323	(11.7%)	24.9%	24.6%
EGP Cachoeira Dourada	SICN Brasil	14,258	16,863	(15.4%)	5,330	5,861	(9.1%)	3.6%	4.5%
Enel Generación Fortaleza	SICN Brasil	2,303	3,548	(35.1%)	879	1,245	(29.4%)	0.6%	0.9%
EGP Volta Grande	SICN Brasil	1,453	1,653	(12.1%)	563	547	2.9%	0.4%	0.5%
Total		49,378	54,397	(9.2%)	17,583	19,548	(10.1%)

5

Distribution business segment

The distribution business is conducted through the following subsidiaries: Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo in Brazil, Codensa in Colombia, and Enel Distribución Peru in Peru. These companies serve the main cities in Latin America, delivering electric service to more than 25.6 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of September 30, 2020 and 2019:

Company	Energy Sales (GWh)[1]						Energy losses (%)
	Accumulated figures			Quarterly figures
	9M 2020	9M 2019%		3Q 2020	3Q 2019%		September 2020	September 2019

Empresa Distribuidora Sur (Edesur)	12,118	12,751	(5.0%)	3,986	4,493	(11.3%)	18.4%	15.1%
Enel Distribución Perú	5,584	6,149	(9.2%)	1,891	1,971	(4.1%)	8.7%	8.2%
Enel Distribución Río	8,194	8,648	(5.2%)	2,723	2,876	(5.3%)	22.5%	22.1%
Enel Distribución Ceará	8,576	8,928	(3.9%)	2,996	3,030	(1.1%)	15.3%	13.7%
Enel Distribución Goiás	10,583	10,655	(0.7%)	3,800	3,735	1.7%	11.8%	12.1%
Enel Distribución Sao Paulo	29,709	32,290	(8.0%)	10,008	10,492	(4.6%)	10.4%	9.5%
Enel Codensa	10,168	10,672	(4.7%)	3,479	3,633	(4.2%)	7.5%	7.7%
Total	84,932	90,093	(5.7%)	28,883	30,230	(4.5%)	13.5%	12.6%

Company	Clients (th)[1]			Clients/Employess
	September 2020	September 2019%		September 2020	September 2019%

Empresa Distribuidora Sur (Edesur)	2,502	2,488	0.6%	717	694	3.3%
Enel Distribución Perú	1,443	1,431	0.8%	2,467	2,405	2.6%
Enel Distribución Río	2,966	2,944	0.7%	2,992	2,993	(0.0%)
Enel Distribución Ceará	4,049	3,951	2.5%	3,596	3,453	4.1%
Enel Distribución Goiás	3,183	3,092	2.9%	2,807	2,711	3.5%
Enel Distribución Sao Paulo	7,861	7,741	1.6%	1,323	1,153	14.7%
Enel Codensa	3,589	3,502	2.5%	2,348	2,280	3.0%
Total	25,594	25,150	1.8%	1,730	1,606	7.7%

1. The number of clients for the period 2019 was modified compared to clients reported in the previous period, due to a new methodology applied since 2020.

6

The following table shows revenues from energy sales by business segment, customer category, and country, in cumulative and quarterly terms as of September 30, 2020 and 2019:

Energy Sales Revenues	Accumulated figures (Figures in million US$)
	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019	9M 2020	9M 2019

Generation	177	274	392	511	853	919	358	406	1,780	2,110	(547)	(586)	1,233	1,524
Regulated customers	-	-	165	328	474	501	201	211	840	1,040	(547)	(703)	293	337
Non regulated customers	-	-	199	157	255	313	137	173	591	643	-	117	591	760
Spot Market	177	274	28	17	124	105	18	15	347	411	-	-	347	411
Other Clients	-	-	-	9	-	-	2	7	2	16	-	-	2	16

Distribution	579	741	3,661	4,783	560	643	630	676	5,430	6,843	-	(19)	5,430	6,824
Residential	260	338	2,263	2,674	349	363	359	355	3,231	3,730	-	(19)	3,231	3,711
Commercial	221	280	826	1,137	124	173	62	73	1,233	1,663	-	-	1,233	1,663
Industrial	48	94	274	373	53	68	118	137	493	672	-	-	493	672
Other	50	29	298	599	34	39	91	111	473	778	-	-	473	778

Less: Consolidation adjustments	-	-	(199)	(246)	(240)	(247)	(108)	(112)	(547)	(605)	547	605	-	-

Energy Sales Revenues	756	1,015	3,854	5,048	1,173	1,315	880	970	6,663	8,348	-	-	6,663	8,348

Variation in million US$ and %.	(259)	25.5%	(1,194)	(23.7%)	(142)	(10.8%)	(90)	(9.3%)	(1,685)	(20.2%)	-	-	(1,685)	(20.2%)

	Quarterly figures (Figures in million US$)
Energy Sales Revenues	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	3Q 2020	3Q 2019	3Q 2020	3Q 2019	3Q 2020	3Q 2019	3Q 2020	3Q 2019	3Q 2020	3Q 2019	3Q 2020	3Q 2019	3Q 2020	3Q 2019

Generation	55	62	128	174	285	326	126	138	594	700	(192)	(205)	402	495
Regulated customers	-	-	54	100	177	184	66	73	297	357	(191)	(240)	106	117
Non regulated customers	-	-	73	67	90	105	53	59	216	231	(1)	35	215	266
Spot Market	55	62	1	4	18	37	6	5	80	108	-	-	80	108
Other Clients	-	-	-	3	-	-	1	1	1	4	-	-	1	4

Distribution	191	167	1,203	1,658	172	207	205	220	1,771	2,252	-	(8)	1,771	2,244
Residential	87	81	763	840	106	115	104	106	1,060	1,142	-	(8)	1,060	1,134
Commercial	74	67	256	403	38	55	29	18	397	543	-	-	397	543
Industrial	16	23	92	128	18	22	41	58	167	231	-	-	167	231
Other	14	(4)	92	287	10	15	31	38	147	336	-	-	147	336

Less: Consolidation adjustments	-	-	(67)	(86)	(89)	(89)	(35)	(38)	(191)	(213)	191	213	-	-

Energy Sales Revenues	246	229	1,264	1,746	368	444	296	320	2,174	2,739	(1)	-	2,173	2,739

Variation in million US$ and %.	17	(7.4%)	(482)	(27.6%)	(76)	(17.1%)	(24)	(7.5%)	(565)	(20.6%)	(1)	-	(566)	(20.7%)

7

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The net income attributable to Enel Américas’ controlling shareholders for the period which ended on September 30, 2020 reached US$ 487 million which represents a decrease of 40.8% compared to the result of US$ 822 million registered in relation to the same period of the previous year. During the third quarter of 2020, the net income attributable to Enel Américas’ controlling shareholders reached US$ 190 million which represents a US$ 88 million decrease registered in relation to the same period of the previous year equivalent to a decrease of 31.7%.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on September 30, 2020 and 2019:

CONSOLIDATED INCOME STATEMENT (million US$)	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Revenues	8,521	10,576	(2,055)	(19.4%)	2,820	3,348	(528)	(15.8%)
Sales	7,819	9,659	(1,841)	(19.1%)	2,573	3,166	(593)	(18.7%)
Other operating income	702	917	(215)	(23.5%)	246	182	65	35.6%
Procurements and Services	(5,143)	(6,284)	1,141	18.2%	(1,722)	(2,071)	349	16.9%
Energy purchases	(3,487)	(4,523)	1,036	22.9%	(1,129)	(1,488)	359	(24.1%)
Fuel consumption	(107)	(188)	81	42.9%	(36)	(41)	5	(12.3%)
Transportation expenses	(748)	(832)	84	10.1%	(269)	(281)	11	(4.0%)
Other variable costs	(800)	(741)	(60)	(8.1%)	(287)	(261)	(26)	9.9%
Contribution Margin	3,378	4,292	(915)	(21.3%)	1,099	1,276	(177)	(13.9%)
Personnel costs	(377)	(481)	104	21.6%	(117)	(135)	18	(13.2%)
Other fixed operating expenses	(804)	(839)	35	4.1%	(256)	(240)	(15)	6.4%
Gross Operating Income (EBITDA)	2,196	2,972	(776)	(26.1%)	725	901	(176)	(19.6%)
Depreciation and amortization	(634)	(669)	35	5.2%	(207)	(189)	(19)	9.9%
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(179)	(143)	(35)	(24.7%)	(37)	(19)	(18)	97.7%
Operating Income	1,383	2,160	(777)	(36.0%)	481	694	(213)	(30.7%)
Net Financial Income	(285)	(327)	42	12.8%	(109)	(61)	(48)	(80.0%)
Financial income	181	359	(178)	(49.5%)	70	115	(46)	(39.5%)
Financial costs	(531)	(918)	387	42.2%	(201)	(261)	59	(22.8%)
Results by units of adjustments (hyperinflation - Argentina)	57	124	(67)	(53.8%)	22	38	(16)	(43.1%)
Foreign currency exchange differences, net	8	108	(100)	(93.0%)	1	47	(46)	(98.8%)
Other Non Operating Income	7	1	6	600.0%	5	0	5	100.0%
Other earnings (Losses)	4	0	4	100.0%	4	0	4	100.0%
Results of companies accounted for by participation method	3	1	2	200.0%	1	(0)	1	100.0%
Net Income Before Taxes	1,106	1,834	(728)	(39.7%)	375	633	(257)	(40.7%)
Income Tax	(357)	(613)	256	41.9%	(103)	(239)	137	(57.1%)
Net Income from Continuing Operations	749	1,221	(472)	(38.7%)	273	394	(121)	(30.7%)

NET INCOME	749	1,221	(472)	(38.7%)	273	394	(121)	(30.7%)
Net Income attributable to owners of parent	487	822	(335)	(40.8%)	190	277	(88)	(31.7%)
Net income attributable to non-controlling interest	262	399	(137)	(34.2%)	83	117	(33)	(28.6%)

Earning per share US$ (*)	0.00640	0.01327	(0.00688)	(51.8%)	0.00249	0.00380	(0.00131)	(34.5%)

(*) As of September 30, 2020 and 2019 the average number of ordinary shares were 76,086,311,036 y 61,906,568,589, respectively.

8

EBITDA:

EBITDA during the period which ended on September 30, 2020 reached US$ 2,196 million, which represents a US$ 776 million decrease, equivalent to a 26.1% decrease in comparison to the US$ 2,972 million EBITDA for the period which ended on September 30, 2019.

During the 3rd of 2020, Enel Américas’ EBITDA reached US$ 725 million, representing a US$ 176 million decrease as compared to the 3rd quarter of 2019, equivalent to a 19.6% decrease.

The economic impact from the decline in demand due to the economic slowdown resulting from the COVID-19 effects for this period is estimated to be US$ 382 million at the EBITDA level, of which US$ 53 million corresponds to Argentina, US$ 231 million to Brazil, US$ 47 million to Colombia and US$ 51 million to Peru.

The economic impact on EBITDA during the 3rd quarter reached US$ 195 million of which US$ 43 million in Argentina, US$ 111 million in Brazil, US$ 20 million in Colombia and US$ 21 million in Peru.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment are presented below:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT (million US$)	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Generation and Transmission businesses:
Argentina	180	284	(103)	(36.4%)	56	60	(4)	(6.8%)
Brazil	442	573	(131)	(22.9%)	151	198	(47)	(23.6%)
Colombia	871	946	(75)	(8.0%)	292	334	(42)	(12.5%)
Peru	366	427	(61)	(14.2%)	128	143	(15)	(10.8%)
Revenues Generation and Transmission businesses	1,859	2,230	(371)	(16.6%)	627	736	(108)	(14.7%)

Distribution business:
Argentina	609	1,028	(419)	(40.8%)	199	134	65	48.4%
Brazil	4,840	6,016	(1,176)	(19.6%)	1,607	2,068	(461)	(22.3%)
Colombia	1,134	1,229	(95)	(7.8%)	377	401	(25)	(6.1%)
Peru	655	709	(54)	(7.6%)	213	229	(16)	(7.1%)
Revenues Distribution business	7,237	8,982	(1,744)	(19.4%)	2,396	2,833	(437)	(15.4%)
Less: consolidation adjustments and other activities	(576)	(636)	60	(9.4%)	(204)	(221)	17	(7.8%)

Total consolidated Revenues Enel Américas	8,521	10,576	(2,055)	(19.4%)	2,820	3,348	(528)	(15.8%)

Generation and Transmission businesses:
Argentina	(16)	(78)	62	(79.1%)	(0)	0	(0)	(157.1%)
Brazil	(256)	(294)	38	(13.0%)	(86)	(125)	39	(31.5%)
Colombia	(306)	(341)	36	(10.4%)	(101)	(128)	26	(20.5%)
Peru	(114)	(156)	41	(26.6%)	(43)	(55)	12	(22.0%)
Procurement and Services Generation and Transmission businesses	(692)	(869)	177	(20.4%)	(230)	(307)	77	(25.2%)

Distribution business:
Argentina	(422)	(569)	147	(25.8%)	(145)	(124)	(21)	17.0%
Brazil	(3,516)	(4,308)	792	(18.4%)	(1,187)	(1,473)	287	(19.5%)
Colombia	(649)	(717)	68	(9.6%)	(217)	(238)	21	(8.9%)
Peru	(438)	(460)	22	(4.7%)	(146)	(150)	3	(2.2%)
Procurement and Services Distribution business	(5,025)	(6,054)	1,029	(17.0%)	(1,695)	(1,985)	290	(14.6%)
Less: consolidation adjustments and other activities	574	639	(65)	(10.1%)	203	221	(18)	(8.2%)

Total consolidated Procurement and Services Enel Américas	(5,143)	(6,284)	1,141	(18.2%)	(1,722)	(2,071)	349	(16.9%)

9

Continued:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Generation and Transmission businesses:
Argentina	(22)	(24)	2	(7.3%)	(7)	(4)	(3)	70.7%
Brazil	(10)	(12)	2	(20.0%)	(3)	(4)	1	(25.9%)
Colombia	(20)	(21)	1	(6.0%)	(7)	(7)	0	(6.5%)
Peru	(20)	(20)	(0)	2.4%	(7)	(6)	(0)	7.6%
Personnel Expenses Generation and Transmission businesses	(71)	(77)	6	(7.7%)	(23)	(21)	(2)	8.4%

Distribution business:
Argentina	(67)	(82)	14	(17.6%)	(21)	(14)	(8)	55.5%
Brazil	(173)	(250)	77	(30.8%)	(51)	(80)	29	(36.0%)
Colombia	(31)	(32)	1	(2.0%)	(10)	(7)	(4)	56.8%
Peru	(18)	(20)	2	(9.7%)	(6)	(7)	1	(10.6%)
Personnel Expenses Distribution business	(290)	(384)	95	(24.7%)	(89)	(107)	18	(17.0%)
Less: consolidation adjustments and other activities	(16)	(20)	3	(16.4%)	(5)	(7)	1	(22.0%)

Total consolidated Personnel Expenses Enel Américas	(377)	(481)	104	(21.6%)	(117)	(135)	18	(13.2%)

Generation and Transmission businesses:
Argentina	(28)	(21)	(7)	34.1%	(12)	(6)	(6)	99.6%
Brazil	(10)	(17)	7	(39.5%)	(4)	(6)	2	(36.5%)
Colombia	(32)	(29)	(3)	11.0%	(15)	(10)	(5)	54.6%
Peru	(32)	(31)	(0)	1.4%	(12)	(11)	(1)	13.3%
Other Expenses Generation and Transmission businesses	(102)	(98)	(4)	4.0%	(42)	(32)	(11)	33.1%

Distribution business:
Argentina	(93)	(105)	13	(11.9%)	(28)	(19)	(9)	50.7%
Brazil	(450)	(472)	22	(4.6%)	(129)	(137)	8	(5.9%)
Colombia	(76)	(77)	1	(1.3%)	(27)	(23)	(4)	17.2%
Peru	(36)	(33)	(2)	6.9%	(13)	(10)	(3)	28.2%
Other Expenses Distribution business	(654)	(687)	33	(4.8%)	(198)	(189)	(8)	4.3%
Less: consolidation adjustments and other activities	(48)	(54)	6	(10.8%)	(16)	(19)	3	(17.5%)

Total consolidated Other Expenses Enel Américas	(804)	(839)	35	(4.2%)	(256)	(240)	(15)	6.4%

EBITDA

Generation and Transmission businesses:
Argentina	114	161	(47)	(29.6%)	37	50	(13)	(25.8%)
Brazil	166	249	(83)	(33.3%)	59	62	(3)	(5.4%)
Colombia	514	555	(41)	(7.4%)	170	190	(20)	(10.2%)
Peru	200	219	(19)	(8.8%)	66	71	(5)	(7.5%)
EBITDA Generation and Transmission businesses	994	1,184	(190)	(16.0%)	332	374	(42)	(11.3%)

Distribution business:
Argentina	27	271	(244)	(90.2%)	5	(22)	27	(122.5%)
Brazil	700	986	(286)	(29.0%)	240	378	(138)	(36.4%)
Colombia	378	403	(25)	(6.2%)	122	133	(10)	(8.0%)
Peru	163	196	(33)	(16.7%)	47	63	(16)	(24.2%)
EBITDA Distribution business	1,268	1,856	(588)	(31.7%)	415	552	(137)	(24.8%)
Less: consolidation adjustments and other activities	(66)	(68)	2	(3.2%)	(22)	(25)	3	(15.5%)

Total consolidated EBITDA Enel Américas	2,196	2,972	(776)	(26.1%)	725	901	(176)	(19.6%)

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EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Enel Generación Costanera	55	78	(23)	(29.5%)	15	25	(10)	(40.1%)
Enel Generación Chocón	31	40	(9)	(22.5%)	10	10	0	0.2%
Central Dock Sud	28	41	(13)	(31.7%)	11	16	(5)	(30.6%)
Enel Trading Argentina	-	2	(2)	(100.0%)	1	(1)	2	(200.0%)

EBITDA Generation Business	114	161	(47)	(29.6%)	37	50	(13)	(25.8%)

The EBITDA accumulated as of September 30, 2020 of our generation segment in Argentina reached US$ 114 million, representing a US$ 47 million decrease compared to the same period of the previous year. The main variables, which explain this decrease, are described below:

Enel Generación Costanera S.A.: Lower EBITDA of US$ 23 million, mostly attributable to the conversion effects of the Argentine peso in relation to the US dollar and lower maintenance costs.

•	Enel Generación Costanera’s operating revenues decreased by US$ 65 million, or 41.2%, in relation to the same period of the year before. The decrease is mainly explained by: (i) US$ 30 million from lower revenues as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$ 37 million lower sales revenue, mainly due to lower energy sales (-256 GWh) as a result of Resolution No. 12/2019, applicable as of 2020, which established that fuel supply be provided once again by CAMMESA. This was partially offset by US$ 2 million in higher other sales due to the application of new Resolution No. 31/2020, applicable as of February 2020, which established that the values of energy and power must be collected in Argentine pesos, using the exchange rate against US dollar in force at the billing date.
•	Enel Generación Costanera’s operating costs decreased by US$ 44 million which is explained mainly by: (i) US$ 40 million in lower gas consumptions as a result of the application of Resolution No. 12/2019, mentioned above; (ii) US$ 2 million due to lower variable costs in Cammesa as a result of lower market activity and (ii) US$ 2 million as a result of the devaluation of the Argentine peso.
•	Enel Generación Costanera’s staff expenses decreased by US$ 1 million which is mainly explained by the US$ 5 million lower costs, as a result of the devaluation of the Argentine peso in relation to the US dollar, offset by US$ 4 million in salary increases, mainly explained by the recognition of inflation in salaries and other social burdens.
•	The other expenses by nature increased by US$ 3 million, mainly for higher unscheduled maintenance costs of the combined cycle totaling US$ 8 million, offset by US$ 5 million as a result of the devaluation of the Argentine peso against the US dollar.

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In relation to the 3rd quarter of 2020, EBITDA of our subsidiary Costanera reached US$ 15 million, representing a US$ 10 million decrease as compared to the same quarter of the previous year. The above is mainly explained by (i) lower operating income of US$ 27 million, mainly due to US$ 15 million of lower energy sales (-361 GWh) as a result of the effects of Resolution No. 12/2019, and lower availability of the plant, due to unscheduled maintenance of the Siemens combined cycle totaling US$ 12 million, and (ii) higher fixed expenses of US$ 4 million mainly due to higher delayed maintenance costs from the Siemens combined cycle. This was partially offset by (i) lower operating costs of US$ 15 million, mainly for lower gas consumptions of US$ 8 million, as a result of the application Resolution No. 12/2019, and lower transport costs of US$ 7 million, as a result of lower energy sales and (ii) US$ 6 million from the conversion effect of the Argentine peso in relation to the US dollar, due to lower devaluation.

Enel Generación El Chocón: Lower EBITDA of US$ 9 million mainly due to lower revenues as a result of the devaluation of the Argentine peso in relation to the US dollar.

•	Enel Generación El Chocón operating revenues decreased by US$ 10 million in relation to the same period of last year, mostly because of lower conversion revenues of US$ 13 million, as a result of the devaluation of the Argentine peso against the US dollar, offset by US$ 3 million higher energy sales (+423 GWh).

•	Enel Generación El Chocón operating costs were in line with the same period of the year before.

•	Staff expenses in Enel Generación El Chocón were in line with the same period of the year before.

•	Other expenses by nature in Enel Generación El Chocón were in line with the same period of the year before.

In relation to the 3rd quarter of 2020, EBITDA of our subsidiary Chocón reached US$ 10 million, and was in line with the results of the 3rd quarter of September 2019.

Central Dock Sud: Lower EBITDA of US$ 13 million mainly as a result of the devaluation of the Argentine peso in relation to the US dollar.

•	Dock Sud’s operating revenues decreased by US$ 27 million, or 37%, in September 2020, in relation to the same period of the year before, which is explained by (i) US$ 15 million in lower revenues, as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$ 14 million in lower revenues, mainly due to the effects of Resolution No. 12/2019, applicable from 2020, which established that the fuel supply must be provided once again by CAMMESA; and (iii) US$ 5 million less in other revenues for the compensation related to a claim in the TG09 turbine recorded during the first half of 2019. This was partially offset by higher energy sales of US$ 7 million (+328 GWh).

  Dock Sud’s operating costs decreased by US$ 18 million as compared to the same period of the previous year mainly due to (i) US$ 16 million in lower gas consumption costs, as a result of the application of resolution No. 12/2019,
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  mentioned above; and (ii) US$2 million in lower costs resulting from the devaluation of the Argentine peso against the US dollar.

  Dock Sud’s staff expenses were in line with the same period of the year before.

•         Dock Sud’s other expenses by nature increased by US$ 4 million, mainly because of (i) increased insurance costs of US$ 2 million and (ii) higher maintenance costs of US$ 2 million.

In relation to the 3rd quarter of 2020, EBITDA of our subsidiary Dock Sud reached US$ 11 million, which represents a US$ 5 million decrease in relation with the same quarter of the previous year. The above was mainly explained by (i) US$ 8 million less from energy sales due mainly to Resolution No. 12/2019 and lower physical sales (-214 GWh) and (ii) higher fixed expenses of US$ 4 million due to increased insurance costs and increased spare parts consumption. The above was offset by (i) US$ 5 million less in operating costs due to decrease in gas consumption, as a result of the effect of the application Resolution No. 12/2019 and (ii) US$2 million effect of the conversion of the Argentine peso in relation to the US dollar.

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

EGP Cachoeira Dourada	55	70	(15)	(21.4%)	12	13	(1)	(9.3%)
Enel Generación Fortaleza	43	88	(45)	(51.1%)	19	21	(2)	(10.5%)
EGP Voltra Grande	29	42	(13)	(31.0%)	11	11	(0)	(0.3%)
Enel Cien	34	49	(15)	(30.6%)	12	17	(5)	(29.4%)
Central Generadora Fotovoltaica Sao Francisco	5	-	5	N/A	5	-	5	N/A

EBITDA Generation and Transmission Businesses	166	249	(83)	(33.3%)	59	62	(3)	(5.4%)

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 166 million in the nine months ending on September 30, 2020 representing a US$ 83 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain this income increase in September 2020 are described below:

EGP Cachoeira Dourada S.A.: US$ 15 million lower EBITDA due to the effects of the devaluation of the Brazilian real in relation to the US dollar.

  EGP Cachoeira Dourada’s operating revenues decreased by US$ 121 million, or 32.6 % in September 2020. This decrease is mostly explained by (i) US$ 77 million lower revenues as a result of the 30.7% devaluation of the Brazilian real in relation to the US dollar and (ii) a US$ 44 million decrease in energy sales, due to lower physical sales (-2,605 GWh), coupled with a decrease in average sale prices totaling US$ 12 million.

  EGP Cachoeira Dourada’s operating costs decreased by US$ 103 million, or 35.7%, as of September 2020, mainly explained by US$56 million less due to the conversion effect of the devaluation of the Brazilian real and US$ 32 million in lower energy purchases (-2,893 GWh), due to lower energy sales, coupled with a decrease in average prices totaling US$15 million.

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  EGP Cachoeira Dourada’s staff expenses decreased by US$ 2 million as a result of the conversion effects of the Brazilian real in relation to the US dollar.

  EGP Cachoeira Dourada’s other expenses by nature decreased by US$ 1 million as a result of the conversion effects of the Brazilian real in relation to the US dollar.

In relation to the third quarter of 2020, EBITDA of our subsidiary EGP Cachoeira Dourada reached US$ 12 million, representing a US$ 1 million decrease as compared to the same quarter of the previous year. This variation is explained mainly by lower energy sales of US$ 17 million, a decrease in physical sales (-531 GWh) from lower energy sales, and US$ 4 million related to the decrease in average prices and US$ 5 million from the conversion effect due to the devaluation of the Brazilian real against the US dollar. The above was offset by US$ 18 million in lower energy purchases (- 829 GWh), due to the decrease in energy sales, coupled with a decrease in average prices totaling US$ 7 million.

Enel Generación Fortaleza: US$ 45 million lower EBITDA mainly due to lower energy sales and due to the conversion effects of the Brazilian real

•	Enel Generación Fortaleza’s operating revenues decreased by US$ 103 million, mainly because of (i) lower energy sales of US$ 66 million from lower demand (-1,245 GWh) and (ii) US$ 37 million lower revenue from the conversion effects due to the devaluation of the Brazilian real to the US dollar.

•	Operating costs decreased by US$ 54 million, mainly because of (i) US$ 22 million lower costs due to the devaluation of the Brazilian real in relation to the US dollar by; and (ii) US$ 42 million reduction in energy purchases (777 GWh) due to lower purchase average prices of US$ 14 million and US$ 28 million demand reduction partially offset by higher gas consumption of US$ 10 million, mainly as a result of the return of Petrobras supply in the second half of 2019.

•	Enel Generación Fortaleza’s staff expenses decreased by US$ 1 million due to the devaluation of the Brazilian real in relation to the US dollar

•	Enel Generación Fortaleza’s other expenses by nature decreased by US$ 3 million mainly because of US$ 2 million lower costs for professional and legal services and US$ 1 million due to the devaluation of the Brazilian real in relation to the US dollar.

In relation to the third quarter of 2020, Enel Generación Fortaleza's EBITDA reached US$ 19 million, representing a US$ 2 million decrease explained by (i) a US$ 12 million decrease in energy sales explained by lower physical sales (-366 GWh), due to the decrease in demand, (ii) US$ 6 million lower conversion effect due to the devaluation of the Brazilian real against the US dollar and (iii) US$ 5 million lower Provin income due to lower generation. This was partially offset by (i) US$ 19 million lower energy purchases due to lower average prices for the period and (ii) US$ 2 million lower gas consumption due to lower generation.

14

Enel Green Power Volta Grande: US$ 13 million lower EBITDA mainly due to the effects of the devaluation of the Brazilian real in relation to the US dollar and lower energy sales.

•	EGP Volta Grande’s operating revenues decreased by US$ 36 million and are mainly explained by (i) US$ 24 million lower energy sales due to lower inflation update of US$ 3 million and a US$ 21 million decrease in retail energy sales marketing operation (-200 GWh), and lower average sale prices; and (ii) US$ 13 million lower conversion effects due to Brazilian real devaluation against the US dollar.

•	EGP Volta Grande’s operating costs decreased US$ 23 million, mainly due to lower energy purchases (-338 GWh) stemming from lower energy sales and increased own production.

•	EGP Volta Grande’s staff costs were in line with the same period of the year before.

•	EGP Volta Grande’s other expenses by nature were in line with the same period of the year before.

EBITDA for the third quarter of 2020 of EGP Volta Grande reached US$ 11 million, which is in line with the same quarter of the previous year.

Enel Cien S.A.: US$ 15 million lower EBITDA as a result of lower conversion effects resulting from the 30.7 % devaluation of the Brazilian real in relation to the US dollar of US$ 10 million and US$ 7 million lower transmission income partially offset by US$ 2 million in lower other maintenance costs.

In relation to the 3rd quarter of 2020, EBITDA of our subsidiary Enel CIEN reached US$ 12 million, which represents a US$ 5 million decrease from the same quarter of last year, mainly explained by lower conversion effect related to the devaluation of the Brazilian real against the US dollar.

15

Colombia:

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Enel Emgesa	514	555	(41)	(7.4%)	170	190	(20)	(10.2%)

EBITDA Generation Business	514	555	(41)	(7.4%)	170	190	(20)	(10.2%)

Cumulative EBITDA of Emgesa, our generation subsidiary in Colombia reached US$ 514 million as of September 30, 2020 which represents a US$ 41 million decrease in relation to the same period of the previous year. The main variables that explain this decrease in the results are described below:

•	Emgesa’s operating revenues decreased by US$ 75 million, or 7.9 % in relation to the same period of the year before. This is mainly explained by (i) US$ 126 million lower revenues as a result of the 14.4 % devaluation of the Colombian peso in relation to the US dollar; and (ii) a US$ 5 million decrease of other operating revenues due to the financing of insurance compensation received in June 2019 for the El Quimbo hydroelectric plant. Accident. This was partially offset by a US$ 56 million operating improvement, mainly due to better average sale prices (caused by low hydrology in 2020) of US$ 102 million, less US$ 46 million from lower physical sales (-705 GWh) as a result of a reduced demand due to COVID 19.

  Emgesa’s operating costs decreased by US$ 36 million composed mainly by (i) US$ 44 million from lower conversion effects due to the devaluation of the Colombian peso and (ii) US$ 4 million decrease in variable provisioning due to lower production costs from thermal sources. This was partially offset by US$ 11 million higher energy purchases as a result of higher physical purchases (+ 173 GWh) and US$ 1 million increase in other fuel expenses.

  Emgesa’s staff expenses were in line with last year’s results.

  Emgesa’s other expenses by nature increased by US$ 3 million in relation to September 2019, explained by US$ 8 million mainly in tax contingencies offset by US$ 5 million due to the devaluation of the Colombian peso in relation to the US dollar.

In relation to the 3rd quarter of 2020, EBITDA of our Colombian generation segment reached US$ 170 million in the 3rd quarter, recording a US$ 20 million decrease as compared to the 3rd quarter of 2019, mainly explained by (i) US$ 20 million less from the conversion effect due to the devaluation of the Colombian peso; (ii) US$ 6 million lower energy sales due to lower physical sales (-619 GWh) of US$ 40 million, due to lower demand from the Unregulated Market (COVID-19) offset by increased spot prices of US$ 34 million and (iii) US$ 7 million increase in other fixed expenses due to tax contingencies. This is partially offset by US$ 13 million lower energy purchase due to lower spot prices of US$ 30 million, offset by higher physical purchases of US$ 17 million (+216 GWh).

16

Peru

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Enel Generación Perú	154	163	(9)	(5.5%)	53	53	0	0.0%
Enel Generación Piura	23	33	(10)	(30.3%)	7	11	(4)	(35.6%)
Chinango	23	23	-	0.0%	6	7	(1)	(17.4%)

EBITDA Generation Business	200	219	(19)	(8.8%)	66	71	(5)	(7.5%)

EBITDA of our generation subsidiaries in Peru reached US$ 200 million as of September 30, 2020, which represents a US$ 19 million decrease in relation to the previous year. The main variables that explain such a decrease are described below:

Enel Generación Perú S.A.: (US$ 9 million lower EBITDA mainly due to the conversion effects of the new Peruvian Sol in relation to the US dollar and lower physical sales).

•	Operating income decreased by US$ 46 million or 13.5 % as compared to the same period of the previous year. This decrease is mainly explained by: (i) lower physical energy sales of US$ 31 million (-693 GWh); (ii) US$ 3 million in lower other revenues for loss of profit related to Callahuanca's claims recorded in 2019; and (iii) US$ 12 million lower conversion effects related to the 3.9 % devaluation of the new Peruvian sol in relation to the US dollar.

•	Operating costs decreased by US$ 37 million or 27.5% as of September 2020, mainly as a result of: (i) US$ 10 million lower energy purchases explained by a lower marginal cost; (ii) US$ 12 million lower gas consumption , due to lower production in thermal power plants; (iii) US$ 11 million lower gas transport and distribution costs for reduction of Take or Pay levels with suppliers and (iv) US$ 4 million lower costs due to the conversion effects of the devaluation of the new sol in relation to the US dollar.

•	Staff costs of the generation subsidiaries in Peru were in line with the same period of last year.

•            Other expenses by nature of the generation subsidiaries in Peru were in line with the same period of last year.

In relation to the 3rd quarter of 2020, EBITDA of our Peruvian generation segment reached US$ 53 million which was in line with the same quarter of the previous year.

17

Enel Generación Piura S.A.: (lower EBITDA of US$ 10 million mainly due to lower gas sales).

•         Operating income decreased by US$ 14 million compared to the same period of the previous year. This decrease is mainly explained by: (i) US$ 10 million lower revenues from other sales due to lower gas sales and (ii) US$ 2 million lower conversion income from the devaluation of the new Peruvian sol in relation to the US dollar.

•	Operating costs decreased by US$ 4 million, as of September 2020, mainly as a result of lower gas consumption of US$ 3 million, due to lower production of thermal powerplants, explained by lower demand and US$ 1 million from conversion effects due to the devaluation of the new Peruvian sol in relation to the US dollar.

  Staff costs were in line with the same period of last year.

  Other expenses by nature were in line with the same period of last year.

EBITDA for the third quarter of 2020 of Enel Generación Piura reached US$ 7 million, representing a US$ 4 million decrease compared to the same quarter of the previous year. This is mainly explained by lower revenues in other sales of US$ 3 million due to lower gas sales and US$ 1 million related to the conversion effects due to the devaluation of the new Peruvian Sol in relation to the US dollar.

Chinango: (EBITDA in line with the same period of 2019).

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DISTRIBUTION SEGMENT EBITDA:

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Edesur	27	271	(244)	(90.2%)	5	(22)	27	(122.5%)

EBITDA Distribution Business	27	271	(244)	(90.2%)	5	(22)	27	(122.5%)

EBITDA of our distribution subsidiary in Argentina, Empresa Distribuidora Sur (Edesur) reached US$ 27 million for the nine-month period ended on September 30, 2020, representing a US$ 244 million decrease as compared to the same period of the previous year. The main variables, which explain this decrease are described below:

•	Edesur’s operating revenue decreased by US$ 419 million or 40.8% as of September 2020, mainly explained by (i) US$ 248 million lower revenues resulting from the regulatory agreement signed between Edesur and the Argentine National State in 2019, which ended outstanding reciprocal claims that arose during the 2006-2016 transition period which includes inflation adjustment from the application of IAS 29 of US$ 32 million; and (ii) lower revenues of US$ 200 million, corresponding to the conversion effect, as a result of the devaluation of the Argentine peso against the US dollar. This is partially offset by higher energy sales of US$ 29 million, as a result of indexing the distribution cost itself, despite lower physical sales of (-633 GWh) explained mainly as a result of COVID -19.

•	Edesur’s operating costs decreased by US$ 147 million or 25.8%, which are mainly explained by: (i) a US$ 139 million decrease as a result of the devaluation of the Argentine peso against the US dollar; and (ii) US$ 11 million decrease in the cost of energy purchases from lower market purchase prices of US$ 17 million offset by a quantity effect (+148 GWh) due to an increase of energy losses from 15.1% in September 2019 to 18.4% in the current period by US$ 6 million, and (iii) due to a US$ 4 million decrease in other provisioning explained by lower rental expense of generator sets. This was partially offset by US$ 7 million higher transportation costs due to the service price increase in line with inflation.

•	Edesur’s staff expenses decreased by US$ 15 million or 18.6%, mainly explained by (i) US$ 22 million lower expenses due to lower conversion effects, as a result of the devaluation of the Argentine peso against the US dollar (ii) lower expenses for pension and retirement plans and legal disputes totaling US$ 12 million. This was partially offset by US$ 19 million in wage increases, mainly explained by the recognition of inflation in wages and social burdens.

•	Edesur’s other expenses by nature decreased by US$ 13 million mainly explained by lower effects due to the US$ 28 million devaluation of the Argentine peso, offset by higher costs for maintenance services and network renewal and others totaling US$ 13 million and US$ 2 million for the purchase of safety and hygiene elements linked to COVID-19.

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For the third quarter of 2020, the EBITDA of our distribution segment in Argentina reached US$ 5 million, a US$ 27 million increase compared to the same quarter of the previous year. This is mainly explained by (i) US$ 77 million conversion effect resulting from a lower devaluation of the Argentine peso, and (ii) a US$ 19 million decrease in the cost of energy purchases due to lower purchase price of US$ 22 million offset by higher physical purchase (+72 GWh) of US$ 3 million. This is partially offset by (i) US$ 22 million lower energy sales revenues mainly due to lower physical energy sales (-507 GWh), explained primarily as a result of COVID -19; (ii) a US$ 40 million decrease in other operating revenues from the inflation effect on regulatory agreement income accounted for in 2019; (iii) US$ 2 million increase staff costs mainly due to wage increases; and (iv) a US$ 4 million increase in other fixed spending explained by increased input consumption.

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Edesur	18.4%	15.1%	21.9%	2.50	2.49	0.6%

Total Distribution Business	18.4%	15.1%	21.9%	2.50	2.49	0.6%

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Brasil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Enel Distribución Río	145	216	(71)	(32.9%)	43	70	(27)	(38.8%)
Enel Distribución Ceará	121	142	(21)	(14.8%)	32	55	(23)	(42.1%)
Enel Distribución Goiás	102	190	(88)	(46.3%)	43	69	(26)	(37.9%)
Enel Distribución Sao Paulo	332	438	(106)	(24.2%)	122	183	(61)	(33.4%)

EBITDA Distribution Business	700	986	(286)	(29.0%)	240	378	(138)	(36.4%)

Cumulative EBITDA as of September 30, 2020 of our distribution subsidiaries in Brazil reached US$ 700 million representing a US$ 286 million decrease as compared to the same period of the previous year. The main variables that explain this decrease are described below:

Enel Distribución Río S.A.: US$ 71 million lower EBITDA mostly attributable to the effects the devaluation of the Brazilian real in relation to the US dollar and lower physical sales.

▪	Enel Distribución Rio’s operating revenue decreased by US$ 234 million or 20.7% as of September 2020, mainly explained by (i) US$ 276 million lower revenues as a result of the conversion effects due to the 30.7% devaluation of the Brazilian real in relation to the US dollar; and (ii) US$ 43 million less in revenue from lower energy sales due to lower physical energy volume of US$ 63 million (-454 GWh), mainly as a result of the COVID -19 pandemic, offset by a positive US$ 20 million effect from higher average sale prices due to inflation readjustment. This was partially offset by (i) US$ 64 million increase other operating income, explained by higher construction revenues from the application of IFRIC 12 "Service Grant Agreements" (hereinafter "IFRIC 12") and (ii) a US$ 18 million increase in other services, related to energy toll revenues with customers for greater migration of regulated to free customer and US$ 3 million higher other revenues.

▪	Enel Distribución Rio’s operating costs decreased by US$ 126 million or 16.5% in relation to September 2019 explained mainly by: (i) US$ 196 million in lower costs as a result of the conversion effects due to the devaluation of the Brazilian real; and (ii) US$ 25 million in lower energy consumption explained by lower physical energy purchases of US$ 51 million offset by US$ 26 million in higher prices related to a higher adjustment for inflation. The above was offset by (i) a US$ 71 million increase of other variable supplies and services due to construction costs related to the application of IFRIC 12 by US$ 64 million and contingency effect related to the PIS and Cofins taxes registered in 2019 by US$ 7 million and (ii) US$ 24 million higher costs of energy transport due to higher tariff for network use.

▪	Staff expenses decreased by US$ 10 million due mainly to the lower conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar of US$ 6 million and US$ 4 million from a decrease in staff numbers.

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▪	Other expenses by nature decreased by US$ 29 million due mainly to the lower conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar.

EBITDA for the third quarter of 2020 of our subsidiary Enel Distribución Río reached US$ 43 million, representing a US$ 27 million decrease compared to the same quarter of the previous year. This variation is mainly explained by (i) US$ 16 million conversion effect due to the devaluation of the Brazilian real; (ii) US$ 16 million increase transportation costs of due to higher tariff in network use; (iii) a US$ 9 million increase in the cost of energy purchase explained by increased physical energy purchase of US$ 8 million and a US$ 1 million increase in inflation prices and (iv) a US$ 7 million increase of other variable purchases explained by the contingency effect of the Pis y Cofins contingency recorded in 2019. This was partially offset by (i) a US$ 17 million increase in other service due to the increased revenue from energy tolls with customers as a result of the migration of regulated to free customers; and (ii) a US$ 3 million decrease in staff costs because of a lower number of staff members.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Enel Distribución Río	22.5%	22.1%	1.8%	2.97	2.94	0.8%

Enel Distribución Ceará S.A.: US$ 21 million lower EBITDA mainly due to the effects of the devaluation of the Brazilian real in relation to the US dollar.

  Enel Distribución Ceará’s operating revenue decreased by US$ 175 million or 17.7% as of September 2020, explained mainly by (i) US$ 250 million in lower revenues as a result of the conversion effects due to the 30.7% devaluation of the Brazilian real in relation to the US dollar and (ii) a US$ 32 million decrease in other services for energy tolls, due to a decrease of use of the network, mainly as a result of the COVID -19 pandemic. This was partially offset by (i) a US$ 61 million increase in energy sales mainly due to higher average prices by tariff increase, equivalent to US$ 72 million, offset by US$ 11 million physical sales (-352 GWh) and (ii) a US$ 49 million increase in other revenues mainly due to US$ 53 million in higher construction revenues due to the application of IFRIC 12 "Service Grant Agreement" (hereinafter "IFRIC 12").

•         Enel Distribución Ceará’s operating costs decreased by US$ 138 million in relation to September 2019 and are mainly explained by: (i) US$ 181 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real; and (ii) US$ 21 million lower energy purchases due to the decrease in physical energy purchases (-198 GWh), equivalent to US$ 43 million, offset by US$ 22 million higher market price due to inflation adjustment. This was partially offset by increased variable procurement and services due to construction costs of IFRS 12 totaling US$ 53 million and a US$ 11 million increase in transportation cost explained by higher network tariff.

  Staff costs decreased by US$ 10 million compared to the same period of the previous year, mainly due to the devaluation of the Brazilian real against the US
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  dollar totaling US$ 7 million and a US$ 3 million lower staff costs explained principally by fewer staff members and fewer extra hours as a result of COVID 19.

•         Other expenses by nature decreased by US$ 5 million compared to September 2019, mainly due to lower conversion effects due to the devaluation of the Brazilian real US$ 25 million offset by (i) a US$ 9 million increase in maintenance services due to atypical weather conditions in the region that jeopardize the service quality (ii) US$ 5 million external information campaigns related to the pandemic; (iii) US$ 4 million higher technical services expenses and (iv) US$ 2 million penalty for system equipment, due to higher failure incidence.

In relation to the 3rd quarter of 2020, EBITDA of our subsidiary Enel Distribución Ceará reached US$ 32 million, which represents a US$ 23 million decrease from the same quarter of the previous year. This variation is mainly explained by (i) US$ 13 million in conversion effect due to the devaluation of the Brazilian real; (ii) a US$ 8 million decrease in other services from lower revenue for energy tolls, due to lower network usage because of the pandemic and (iii) US$ 8 million for higher transportation costs due to higher network tariffs and (iv) US$ 5 million higher fixed costs due to higher maintenance cost related to electricity infrastructure of US$ 3 million as a result of atypical weather conditions in the region that jeopardize the service quality and US$ 2 million in higher technical services expenses. This is offset by a US$ 10 million increase in energy sales mainly due to higher prices for inflation adjustment totaling US$ 20 million, for a tariff increase compared to the previous year and offset by a lower volume of energy sales of US$ 10 million (-34 GWh).

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Enel Distribución Ceará	15.3%	13.7%	11.7%	4.05	3.95	2.5%

Enel Distribución Goiás: US$ 88 million lower EBITDA mainly due to lower energy sales and also due to the devaluation of the Brazilian real in relation to the US dollar.

  Operating income in Enel Distribución Goiás decreased by US$ 161 million or 14.1% as of September 2020 and is mainly explained by US$ 302 million lower revenues as a result of the conversion effects due to the 30.7% devaluation of the Brazilian real in relation to the US dollar. This was partially offset by (i) a US$ 31 million increase in energy sales explained by higher average prices due to the inflation effect totaling US$ 11 million and for smaller sectoral commissions payable at US$ 29 million, offset by US$ 9 million in lower physical energy sales (-72 GWh), due to the impact of COVID -19; (ii) a US$ 107 million increase in other revenues due to the application of IFRIC 12 "Service Grant Agreement" and (iii) US$ 3 million in higher income for tolls due to tariff readjustment from free clients.

  Operating costs decreased by US$ 84 million, mainly explained by US$ 220 million of lower conversion effects, due to the devaluation of the Brazilian real. The above was partially offset by (i) US$ 22 million in higher transport costs for higher network usage rate, (ii) higher cost per energy purchase of US$ 8 million, for higher average prices; and (iii) US$ 107 million in higher other variable supplies and
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  services which correspond mainly to lower construction costs due to the application of IFRIC 12.

  Staff costs decreased by US$ 13 million, explained by (i) US$ 6 million from lower conversion effect due to the devaluation of the Brazilian real, (ii) US$ 2 million increase in the activation of staff costs stemming from greater investments to improve service quality and (iii) US$ 5 million decrease in staff spending due to a decrease of staff members and lower costs for extra hours as a results of COVID-19

▪	Other expenses by nature increased by US$ 23 million explained by (i) US$ 43 million higher maintenance costs for electrical installations, meter reading services, customer service and other related services (ii) US$ 17 million higher costs for fines and contingencies for service quality (iii) US$ 5 million increase in technical services and (iv) US$ 3 million project for loss recovery. All of the above partially offset by US$ 45 million of lower conversion effects due to the devaluation of the Brazilian real.

EBITDA for the third quarter of 2020 of our subsidiary Enel Distribución Goiás reached US$ 43 million, representing a US$ 26 million decrease compared to the same quarter of the previous year. This variation is mainly explained by (i) increased other fixed expenses of US$ 19 million, due to increased network maintenance of US$ 11 million, US$ 3 million in increased contingency cost, US$ 3 million for technical services, and US$ 2 million project for energy loss recovery; (ii) US$ 13 million higher transportation costs for higher network usage rates; (iii) US$ 14 million conversion effect due to the devaluation of the Brazilian real of. All of the above offset by (i) US$ 5 million increased collection from free customers (for the change from regulated to free customers) and (ii) US$ 15 million increased energy sales (+65 GWh) explained by increased energy sale tariff, increased inflation readjustment and subsidies of US$ 9 million and US$ 6 million lower sectoral payable commissions.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Enel Distribución Goiás	11.8%	12.1%	(2.5%)	3.18	3.09	2.9%

Enel Distribución Sao Paulo: (former Eletropaulo) US$ 106 million lower EBITDA mainly due to the devaluation of the Brazilian Real in relation to the US dollar and lower physical sales.

▪	Operating income in Enel Distribución Sao Paulo decreased by US$ 605 million, compared to the same period of the previous year. The main variations are explained below: (i) US$ 658 million in lower revenues due to the conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar and (ii) US$ 39 million lower energy sales explained by lower physical sales (-2,581 GWh), mainly due to the impact of COVID-19. The above was partially offset by (i) US$ 40 million increase in other services due to toll services from free customers and (ii) US$ 51 million due to higher construction revenue from the application of IFRIC 12 "Service Grant Agreements" (hereinafter "IFRIC12").
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▪	Operating costs decreased by US$ 444 million, compared to September 2019 and are mainly explained by: (i) US$ 483 million in lower costs as a result of the conversion effects due to the devaluation of the Brazilian real in relation to the US dollar and (ii) US$ 40 million for a decrease in energy purchases explained mainly by COVID-19 impact. The above was partially offset by (i) US$ 51 million increase in other variable supplies and services due to construction costs stemming from the application of IFRIC 12 and (iii) US$28 million in higher transport costs due to the increase in network usage fees.

▪	Staff costs decreased by US$ 44 million compared to September 2019, mainly by US$ 34 million as a result of the conversion effects of the devaluation of the Brazilian real against the US dollar and US$ 10 million due to the increased activation of staff costs stemming from increased investment in projects to improve service quality of US$ 3 million and US$ 7 million lower costs due to higher efficiency and process digitalization.

▪	Other expenses by nature decreased by US$ 11 million compared to September 2019, mainly due to the devaluation of the Brazilian real totaling US$ 39 million, offset by US$ 28 million increase mainly for third-party service costs for lines and networks maintenance and other technical services.

In relation to the 3rd quarter of 2020, EBITDA of our subsidiary Enel Distribución Sao Paulo reached US$ 122 million representing a US$ 61 million decrease from the same quarter of last year. This variation is mainly explained by (i) US$ 44 million from the conversion effect due to the devaluation of the Brazilian real, (ii) a US$ 39 million decrease in energy sales from lower physical sales (-485 GWh) due to the effects of COVID-19, and (iii) US$ 23 million due to the adjustment of the price and network usage rates. This is partially offset by (i) a US$ 42 million decrease in energy purchases mainly due to the impact of COVID -19; and (ii) US$ 4 million lower staff costs due to increased efficiency and digitization of processes.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Enel Distribución Sao Paulo	10.4%	9.5%	9.5%	7.86	7.74	1.6%

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Colombia:

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Enel Codensa	378	403	(25)	(6.2%)	122	133	(10)	(8.0%)

EBITDA Distribution Business	378	403	(25)	(6.2%)	122	133	(10)	(8.0%)

Codensa S.A.: US$ 25 million lower EBITDA mostly explained by the devaluation of the Colombian peso in relation to the US dollar.

EBITDA of our subsidiary Codensa in Colombia reached US$ 378 million on September 30, 2020 which represents a US$ 25 million decrease in relation to the same period of the previous year. The main variables that explain such increase are described below:

•	Operating income in Codensa decreased by US$ 95 million, or 7.7% as of September 2020 mainly accounted by US$ 163 million of lower conversion effects due to the 14.4% devaluation of the Colombian peso in relation to the US dollar. This was partially offset by (i) a US$ 31 million increase due to the increased revenue from the recognition of 2019 investments, which are paid at a higher rate and (ii) US$ 12 million related to better average sale prices, despite lower physical sales of (-504 GWh) due to the COVID-19 impact; (iii) a US$ 9 million increase from the increased revenue for the recognition of the Administration, Operation and Maintenance (AOM), for loss management according to the new CREG 189 resolution from December 2019; and (iv) a US$ 16 million increase mainly for better credit card margins as of November 2019 and related to the start of the new Open Book model with Colpatria.

•	Operating costs decreased by US$ 68 million or 9.5% as of September 2020 and are mainly explained by US$ 93 million from lower conversion effects due to the devaluation of the Colombian peso against the US dollar. This was partially offset by (i) a US$ 3 million increase in energy purchases, originating mainly in higher average energy prices, stemming from low water reserves in the first half of 2020; (ii) a US$ 15 million increase in energy transport costs caused by the incorporation of new construction units into the national transmission system (STN); and (iii) US$ 7 million in higher costs of other supplies and services mainly for regulatory contributions, higher taxes, line connections and maintenance charges.

•         Staff costs decreased by US$ 1 million and are mainly explained by the US$ 5 million devaluation of the Colombian peso against the US dollar, partially offset by US$ 4 million in increased wage adjustment expenses and additional benefits under the Collective Agreement.

•         Other expenses by nature decreased by US$ 1 million, mainly due to the conversion effects stemming from the devaluation of the Colombian peso against the US dollar of US$ 11 million offset by US$ 10 million mainly from third party service costs for line and network maintenance and other services.

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In quarterly terms, the EBITDA of our distribution segment in Colombia reached US$ 122 million in the third quarter of 2020, recording a decrease of US$10 million compared to the third quarter of 2019, mainly explained by (i) US$ 14 million the devaluation of the Colombian peso against the US dollar, (ii) a US$ 14 million decrease in energy sales explained by lower demand for energy consumption, due to the COVID pandemic; (iii) US$ 7 million increase in transportation costs caused by the incorporation of new construction units into the national transmission system (STN) and (iv) US$ 7 million increase in other fixed IT service costs and increased costs services to customers. This was partially offset by (i) US$ 4 million lower costs of other supplies and services mainly for the deferral of the special contribution to the Superintendency of Home Public Services (SSPD), (ii) US$ 28 million increase in other services due to higher investment recognition revenue for 2019 of US$ 20 million, US$ 3 million AOM recognition for loss management and a US$ 5 million increase for better margin of credit cards - new Open Book model with Colpatria.

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Enel Codensa	7.5%	7.7%	(2.6%)	3.59	3.50	2.5%

Total Distribution Business	7.5%	7.7%	(2.6%)	3.59	3.50	2.5%

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Peru:

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2020	9M 2019	Change	% Change	3Q 2020	3Q 2019	Change	% Change

Enel Distribución Perú	163	196	(33)	(16.7%)	47	63	(16)	(24.2%)

EBITDA Distribution Business	163	196	(33)	(16.7%)	47	63	(16)	(24.2%)

EBITDA of our subsidiary Enel Distribución Peru reached US$ 163 million as of September 30, 2020, representing a US$ 33 million decrease as compared to the same period of the previous year. The variables that explain this decrease are detailed below:

•	Operating income in Enel Distribución Peru decreased by US$ 54 million, or 7.6% as of September 2020, mainly explained by (i) US$ 27 million of lower conversion effects due to the 3.9 % devaluation of the new Peruvian sol against the US dollar; (ii) US$ 21 million in lower physical energy sales (-565 GWh), equivalent to US$ 66 million from lower energy consumption due to the COVID-19 health emergency, offset by a US$ 45 million increase in average energy prices due to energy power turnover; and (iii) US$ 6 million less from other services due to lower revenue from traditional businesses such as: connections, complementary services as well as lower revenues in retail activities and lower contributions to regulatory entities for lower income.

•         Operating costs decreased by US$ 22 million, which is mainly explained by: (i) US$ 17 million less due to the conversion effects linked to the devaluation of the new Peruvian sol in relation to the US dollar, (ii) US$ 3 million in lower energy purchases mainly explained by lower physical energy purchases (-525 GWh), due to the COVID-19 health emergency and (iii) US$ 2 million from other supplies and services.

•         Enel Distribución Peru's staff costs decreased by US$ 2 million due to the conversion effects linked to the devaluation of the new Peruvian sol.

  Enel Distribución Peru's other expenses by nature increased by US$ 2 million, due to increased IT service costs and COVID-19 expenses of US$ 3 million offset by US$ 1 million conversion effect, due to the 3.9%devaluation of the new Peruvian sol in relation to the US dollar.

EBITDA for the third quarter of 2020 of our distribution subsidiary in Peru reached US$ 47 million, representing a US$ 16 million decrease compared to the same quarter of the previous year. This variation is mainly explained by (i) increased energy purchases totaling US$ 7 million, due to an average energy purchase price of US$ 12 million, offset by lower physical energy purchases of US$ 5 million (-75 GWh), due to the COVID-19 health emergency; (ii) increased other fixed operating costs of US$ 4 million mainly due to higher IT service charges, as well as increased costs due to COVID-19, and (iii) US$ 4 million related to lower conversion effects from the devaluation of the new Peruvian sol.

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PERU
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Enel Distribución Perú	8.7%	8.2%	6.1%	1.44	1.43	0.8%

Total Distribution Business	8.7%	8.2%	6.1%	1.44	1.43	0.8%

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Depreciation, Amortization, Impairment

Below we present a summary of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for Enel Américas Group´s subsidiaries in quarterly and cumulative terms as of September 30, 2020 and 2019.

Segment	Accumulated figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	9M 2020			9M 2019

Generation and Transmission:
Argentina	114	(67)	47	161	(60)	101
Brazil	166	(19)	147	249	(25)	224
Colombia	514	(49)	465	555	(55)	500
Peru	200	(46)	154	219	(50)	169
Total Generation and Transmission	994	(181)	812	1,184	(190)	994

Distribution:
Argentina	27	(68)	(41)	271	(69)	202
Brazil	700	(406)	294	986	(407)	579
Colombia	378	(104)	274	403	(98)	305
Peru	163	(52)	111	196	(46)	150
Total Distribution	1,268	(630)	638	1,856	(620)	1,236
Less: consolidation adjustments and other activities	(66)	(2)	(69)	(68)	(2)	(70)

Total Consolidated Enel Américas	2,196	(813)	1,383	2,972	(812)	2,160

Segment	Quarterly figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	3Q 2020			3Q 2019

Generation and Transmission:
Argentina	37	(21)	16	50	(14)	36
Brazil	59	(5)	54	62	(8)	54
Colombia	170	(17)	153	190	(18)	172
Peru	66	(15)	51	71	(17)	54
Total Generation and Transmission	332	(58)	274	374	(57)	317

Distribution:
Argentina	5	(25)	(20)	(22)	(10)	(32)
Brazil	240	(114)	126	378	(89)	289
Colombia	122	(31)	91	133	(31)	102
Peru	47	(16)	31	63	(17)	46
Total Distribution	415	(186)	229	552	(147)	405
Less: consolidation adjustments and other activities	(22)	(1)	(23)	(25)	(3)	(28)

Total Consolidated Enel Américas	725	(245)	481	901	(208)	694

Depreciation, amortization, and impairment reached US$ 813 million for the nine-month period ended on September 30, 2020, practically in line with the same period in 2019. This variation is mainly explained by:

•         Depreciation and amortization reached US$ 634 million, representing a US$ 35 million decrease as compared to September 2019. This is explained primarily by: (i) US$ 21 million Enel Distribución Rio mainly due to the conversion effects of the devaluation of the Brazilian real of US$ 18 million and the accelerated amortization of certain assets recorded in March 2019 totaling US$ 3 million, (ii) US$ 10 million in Enel Distribución Goias mainly due to the conversion effects of devaluation of the Brazilian real totaling US$ 16 million, offset by US$ 6 million higher depreciations due to higher activations and (iii) US$ 6 million in Enel Distribution Ceará mainly due to the conversion effects as a results of the devaluation of the Brazilian real of US$ 12 million, offset by US$ 6 million higher depreciations due to increased activations.

30

  At the same time, impairment losses due to the application of IFRS 9 on financial assets reached US$ 179 million as of September 2020, representing a US$ 35 million increase as compared to the same period of the previous year, which is explained by a higher cumulated debt as consequence of COVID-19, highlighting the following: US$ 39 million in Enel Distribución Sao Paulo, US$ 21 million in Enel Distribución Ceará and US$ 9 million in Codensa. This is partially offset by the conversion effects of the Brazilian real and Colombian peso against the US dollar totaling US$ 34 million.

In relation to the 3rd quarter of 2020, depreciation, amortization, and impairment totaled US$ 245 million, recording a US$ 37 million increase as compared to the same quarter in 2019. This variation is mainly explained by:

•         A US$ 19 million increase in depreciation and amortization in: (i) distribution companies in Brazil of US$ 13 million, which is mainly explained by the conversion effects resulting from the devaluation of the Brazilian real against the US dollar of US$ 20 million, offset by a US$ 7 million increase in amortization, and (ii) in Argentina our generation subsidiaries of US$ 6 million, which is mainly explained by the conversion effects resulting from the devaluation of the Argentine peso.

•         Similarly, impairment recognized by IFRS 9 increased by US$ 18 million, of which (i) US$ 8 million comes from Edesur for impairment of receivables recorded in the third quarter of 2020 which includes the US$ 2 million conversion of the Argentine peso, (ii) a US$12 million increase in our distribution subsidiaries of the Enel Brasil Group corresponding to higher provisions recorded during the third quarter of 2020 totaling US$ 22 million, offset by a US$ 10 million decrease due to the conversion effects by the devaluation of the Brazilian real against the US dollar. This is partially offset by US$ 2 million lower impairment of receivables in Enel Distribucion Peru.

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NON-OPERATING INCOME:

The following table presents the non-operating consolidated income of Enel Américas, broken down by country, in cumulative and quarterly terms as of September 30, 2020 and 2019

NON OPERATING INCOME CONTINUING OPERATIONS	Accumulated figures (million US$)				Quarterly figures (million US$)
	9M 2020	9M 2019	Change	% Change	9M 2020	9M 2019	Change	% Change

Financial Income
Argentina	40	100	(60)	(60.0%)	12	21	(9)	(42.9%)
Brazil	120	232	(112)	(48.3%)	53	80	(27)	(33.8%)
Colombia	11	10	1	10.0%	3	3	-	0.0%
Peru	5	6	(1)	(16.7%)	1	2	(1)	(50.0%)
Consolidation adjustments and other activities	4	11	(7)	(63.6%)	-	9	(9)	(100.0%)
Total Financial Income	181	359	(178)	(49.5%)	70	115	(46)	(39.5%)

Financial Costs
Argentina	(77)	(184)	107	(58.2%)	(30)	(56)	26	(46.4%)
Brazil	(297)	(566)	269	(47.5%)	(112)	(145)	33	(22.8%)
Colombia	(105)	(116)	11	(9.5%)	(45)	(38)	(7)	18.4%
Peru	(24)	(30)	6	(20.0%)	(7)	(12)	5	(41.7%)
Consolidation adjustments and other activities	(27)	(22)	(5)	22.7%	(7)	(10)	2	(30.0%)
Total Financial Costs	(531)	(918)	387	(42.2%)	(201)	(261)	59	(22.8%)

Foreign currency exchange differences, net
Argentina	30	89	(59)	(66.3%)	9	49	(40)	(81.6%)
Brazil	(145)	7	(152)	(2171.4%)	(23)	(3)	(20)	666.7%
Colombia	(4)	(2)	(2)	100.0%	(2)	(2)	-	0.0%
Peru	-	-	-	0.0%	(2)	1	(3)	(300.0%)
Consolidation adjustments and other activities	127	14	113	807.1%	18	2	16	800.0%
Total Foreign currency exchange differences, net	8	108	(100)	(93.0%)	1	47	(46)	(98.8%)

Total results by adjustment units (hyperinflation - Argentina)	57	124	(67)	(53.8%)	22	38	(16)	(43.1%)

Net Financial Income Enel Américas	(285)	(327)	42	(12.8%)	(109)	(61)	(48)	80.0%

Other gains (losses):
Argentina	-	-	-	0.0%	-	-	-	0.0%
Brazil	-	-	-	0.0%	-	-	-	0.0%
Colombia	-	-	-	0.0%	-	-	-	0.0%
Peru	4	-	4	100.0%	4	-	4	100.0%
Consolidation adjustments and other activities	-	-	-	0.0%	-	-	-	0.0%
Total Other gains (losses)	4	-	4	100.0%	4	-	4	100.0%

Share of profit (loss) of associates accounted for using the equity method:
Argentina	3	1	2	200.0%	1	-	1	100.0%
Brazil	-	-	-	0.0%	-	-	-	0.0%
Colombia	-	-	-	0.0%	-	-	-	0.0%
Peru	-	-	-	0.0%	-	-	-	0.0%
Less: consolidation adjustments and other activities	-	-	-	0.0%	-	-	-	0.0%
Total Share of profit (loss) of associates accounted for using the equity method	3	1	2	200.0%	1	-	1	100.0%

Total Non Operating Income	7	1	6	600.0%	5	-	5	100.0%

Net Income Before Taxes	1,106	1,834	(728)	(39.7%)	375	633	(257)	(40.7%)

Income Tax
Argentina	(41)	(119)	78	(65.6%)	39	(38)	77	(202.6%)
Brazil	(32)	(187)	155	(82.9%)	(33)	(100)	67	(67.0%)
Colombia	(213)	(226)	13	(5.8%)	(84)	(77)	(7)	9.1%
Peru	(67)	(91)	24	(26.4%)	(25)	(30)	5	(16.7%)
Less: consolidation adjustments and other activities	(3)	10	(13)	(130.0%)	-	5	(5)	(100.0%)
Total Income Tax	(357)	(613)	256	(41.9%)	(103)	(239)	137	(57.1%)

Net Income after taxes	749	1,221	(472)	(38.7%)	273	394	(121)	(30.7%)
Net Income attributable to owners of parent	487	822	(335)	(40.8%)	190	277	(88)	(31.7%)
Net income attributable to non-controlling interest	262	399	(137)	(34.2%)	83	117	(33)	(28.6%)

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Financial Income

Financial income reached a US$ 285 million loss as of September 30, 2020 which represents a US$ 42 million decrease in relation to the previous year. The foregoing is mostly explained by:

•	US$ 178 million less in financial income mainly explained by: (i) US$ 48 million lower revenues of attributable to Enel Distribución Sao Paulo, mainly due to the conversion effects of the devaluation of the Brazilian real against the US dollar of US$ 13 million and lower revenue from application IFRIC 12 updates totaling US$ 35 million, (ii) US$ 25 million lower revenues in Enel Distribución Rio, duo to the conversion effects by devaluation of the Brazilian real against the US dollar of US$ 8 million and US$ 17 million lower revenues from financial placements net of financial update according to IFRIC 12, (iii) US$ 12 million lower revenue in Enel Distribución Ceará, mainly from the conversion effects of the devaluation of the Brazilian real in relation to the US dollar totaling US$ 5 million and US$ 7 million lower revenues from the IFRS 12 financial update, (iv) US$ 25 million lower revenue in Enel Fortaleza Generación mainly from the financial update of PIS/COFINS taxes, (v) US$ 7 million lower revenue in Edesur mainly from the conversion effects related to the devaluation of the Argentine peso against the US dollar totaling US$ 3 million and lower interest charged on customer default of US$ 4 million , (vi) US$ 9 million lower revenues in Central Dock Sud mainly from the conversion effects related to the devaluation of the Argentine peso against the US dollar of US$3 million and US$ 6 million lower interest from financial deposits and (vii) US$ 40 million lower revenues in Enel Generación Chocón mainly from the conversion effects of the devaluation of the Argentine peso against the US dollar of US$ 6 million and lower interest on financial placements of US$ 34 million..

•	During the 3rd quarter of 2020, financial income decreased by US$ 46 million, mainly explained by: (i) US$ 27 million less in revenue in the Enel Brasil Group of which US$ 15 million is explained by the conversion effects of the devaluation of the Brazilian real against the US dollar; and (ii) US$ 14 million in lower revenues in our subsidiaries in Argentina, mainly due to the conversion effects related to the devaluation of the Argentine peso against the US dollar.

  US$ 387 million less in financial costs mainly attributable to: (i) US$ 52 million less in costs in Enel Distribución Sao Paulo, mainly US$ 16 million from lower expenses for civil and labor contingency updates and for the purposes of the devaluation of the Brazilian real of US$ 36 million; (ii) US$ 164 million less in financial expenses in Enel Brasil related to the US$ 158 million debt with Enel Finance International and US$ 6 million related to the conversion effects due to the devaluation of the Brazilian real; (iii) US$ 15 million less in costs in Enel Distribución Rio mainly by US$ 25 million due to the effects of the devaluation of the Brazilian real, offset by US$ 10 million higher expenses for bank debts and litigation provisions, (iv) US$ 20 million lower expenses in Enel Distribución Goias, mainly US$ 6 million lower costs for bank debts and US$ 14 million in the conversion effects due to the devaluation of the Brazilian real as compared to the same period of the previous year, (v) US$ 16 million less expenses in Enel Distribución Ceará mainly US$ 8 million lower bank debt expenses and US$ 8 million from the conversion effects, due to the devaluation of the Brazilian real
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  compared to the same period of the previous year, (vi) US$ 26 million lower spending in Enel Generación Costanera mainly US$ 3 million due to the devaluation of the Argentine peso against the US dollar and US$ 23 million in lower debt expenses with Cammesa; (vii) US$ 38 million lower expenses in Enel Generación el Chocón mainly due to lower debt expenses with Cammesa; (viii) US$ 38 million lower expenses in Edesur mainly US$ 28 million, due to the devaluation of the Argentine peso against the US dollar and US$ 11 million lower expenses for updates of fines and debt to Cammesa, (ix) US$ 4 million lower expenses in Emgesa for lower bank debt expenses of US$ 12 million and US$ 7 million in conversion effects due to the devaluation of the Colombian peso against the dollar, offset by US$ 15 million more in litigation financial update expense and (x) US$ 8 million less expenses in Codensa mainly from the conversion effects of the Colombian peso of US$ 6 million and US$ 2 million for financial debt.

•	During the 3rd quarter of 2020, financial costs decreased by US$ 59 million mainly attributable to: (i) US$ 32 million lower expenses in the Enel Brasil Group, of which US$ 26 million can be explained by the conversion effects by the devaluation of the Brazilian real against the US dollar, (ii) US$ 31 million lower expenses in our subsidiaries in Argentina, of which US$ 23 million corresponds to conversion differences. This was partially offset by higher spending in Emgesa of US$ 9 million, mainly US$15 million for financial litigation update, less US$ 6 million of the conversion effects of the Colombian peso in relation to the US dollar.

  US$ 100 million lower positive results from exchange differences as compared to the same period of the previous year, mainly due to: (i) US$ 59 million negative exchange differences in Brazil for accounts payable in foreign currency, and (ii) US$ 78 million negative exchange differences related to receivables in foreign currency for VOSA credits in Argentina, of which US$ 53 million corresponds to Enel Generación el Chocón, US$ 17 million correspond to Enel Generación Costanera and US$ 7 million to Central Dock Sud that include conversion effects related to the devaluation of the Argentine peso totaling US$ 19 million. This was partially offset by lower negative exchange differences in Enel Américas of US$ 34 million, mainly due to lower domestic currency placements in 2019 during the capital increase process

•         During the third quarter of 2020, exchange differences showed lower positive results of US$ 46 million mainly attributable to: US$ 67 million lower revenue in our Argentine subsidiaries from accounts receivable in dollars mainly VOSA, offset by lower negative revenues in Enel Américas of US$ 21 million, for lower placements in the national currency.

  The adjustments results decreased by US$ 67 million and correspond to the financial results generated by the implementation of IAS 29 Financial Information in Hyperinflationary Economies in Argentina. They reflect the net balance that arises from applying inflation to non-monetary assets and liabilities and income statements that are not determined on an updated basis, converted to US dollars at closing exchange rates.

34

  During the third quarter of 2020, readjustment results decreased by US$ 16 million and correspond to the financial results generated by the implementation of IAS 29 Financial Information in Hyperinflationary Economies in Argentina.

CORPORATE TAXES

The gains tax levied on companies’ profits reached US$ 357 million, in cumulative terms as of September 30, 2020, representing a US$ 256 million decrease compared to the same period of the previous year, mainly: (i) US$ 32 million lower spending in Enel Brasil mainly related to the registration of deferred assets taxes for differences in negative foreign currency debt exchange, (ii) US$ 20 million lower expenses in Enel Fortaleza mainly explained by lower financial results compared to the same period of the previous year of US$ 15 million plus US$ 5 million from the conversion effects of the Brazlian real in relation to the US dollar, (iii) US$ 26 million lower expenses in Enel Distribución Goiás explained by lower financial results, (iv) US$ 37 million lower expenses in Enel Distribución Sao Paulo due to US$ 29 million lower financial results compared to the previous period plus the conversion effects of the Brazilian real against the US dollar of US$ 8 million, (v) US$ 23 million lower expenses in Enel Distribución Rio due to lower financial results, (vi) US$ 34 million lower expenses in Edesur mainly from lower financial results resulting from regulatory assets and liabilities recorded as a profit in 2019 of US$ 23 million plus US$ 11 million from the conversion effects of the Argentine peso against the US dollar, (vii) US$ 11 million lower expenses in Enel Generación Peru mainly from the provision of legal contingencies with Electroperú, which includes US$ 1 million conversion effect of the new Peruvian sol in relation the US dollar,(viii) US$ 10 million lower expenses in Enel Distribución Peru due to lower financial results, which includes US$ 1 million related to the conversion effect of the new Peruvian sol against the US dollar, (ix) US$ 16 million lower spending in Codensa due to environmental tax benefits and US$ 13 million innovation, (x) US$ 6 million less expenses in Emgesa mainly from the conversion effects of the Colombian peso in relation to the US dollar of US$ 20 million, offset by US$ 14 million higher expenses from better financial results, (xi) US$ 23 million lower expenses in Enel Generación Costanera mainly explained by US$ 16 million lower financial results and US$ 7 million from the conversion effects of the Argentine peso in relation to the US dollar and (xii) US$ 27 million lower spending in Enel Generación Chocón mainly for lower financial results of US$ 15 million and US$ 12 million fiscal tax adjustment.

The above was partially offset by higher expenses in (i) Central Dock Sud of US$15 million, mainly explained by a lower tax benefit arising from the revaluation of its non-monetary tax assets and liabilities recorded in 2019.

In the 3rd quarter of 2020, the Corporate Gains Tax reached US$ 103 million, representing a US$ 137 million decrease as compared to the same quarterly period of the previous year, mainly from: (i) US$ 6 million lower spending in Enel Distribución Ceará mainly for lower financial results, including US$ 1 million conversion effects of the Brazilian real in relation to the US dollar, (ii) US$ 21 million lower spending in Enel Distribución Rio mainly explained by US$ 22 million lower financial results, offset by US$ 1 million from the conversion effects of the Brazilian real against the US dollar (iii) US$ 30 million lower spending in Enel Distribution Sao Paulo due to lower financial results totaling US$ 24 million and US$ 6 million from the effects conversion of the Brazilian real against the US dollar, (iv) US$ 5 million lower spending in Enel Distribución Goiás for lower financial

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results of US$ 3 million and US$ 2 million for the conversion effects of the Brazilian real against the US dollar, (v) US$ 6 million lower spending in Edesur mainly due to lower financial results, (vi) US$ 5 million lower spending in Enel Distribución Peru due to lower financial results, (vii) US$ 44 million lower spending in Enel Generación Costanera for lower financial results of US$ 56 million, offset by US$ 12 million from the conversion effects of the Argentine peso against the US dollar and (viii) US$ 23 million in Enel Generación Chocón for lower financial results of US$ 17 million and US$ 12 million tax adjustment offset by the US$ 6 million conversion effects of the Argentine peso against the US Dollar.

2. ANALYSIS OF THE FINANCIAL STATEMENT

Assets	September 2020	December 2019	Change	% Change
	(US$ million)

Current Assets	5,707	6,581	(874)	(13.3%)
Non current Assets	18,929	23,195	(4,266)	(18.4%)

Total Assets	24,636	29,776	(5,141)	(17.3%)

Enel Américas' total assets as of September 30, 2020 decreased by US$ 5,141 million compared to the total assets as of December 31, 2019, mainly as a result of:

➢	Current Assets decreased by US$ 874 million, equivalent to 13.3% mainly explained by:

▪	A US$ 334 million decrease in cash and cash equivalents consisting mainly of: (i) US$ 1,584 million in net operating income flow corresponding to charges for sales and services, net of payment to suppliers and others, (ii) US$ 422 million net outflows for financing activities corresponding to: obtaining finance totaling US$ 1,418 million, corresponding to bank loans and US$ 150 million for the loan from Enel Finance International (EFI) granted to Enel Américas. This was partially offset by US$ 771 million in loan payments which includes US$ 522 million of bank loans, US$ 170 million bonds and US$ 79 million from other sources of financing, US$ 967 million in dividend payment, US$ 225 million in interest payment, US$ 66 million in payments of liabilities for financial leases and US$ 39 million in other cash outflows , (iii) US$ 1,212 million net outflows for investment activities, corresponding to: US$ 618 million disbursements for the incorporation of plant and equipment properties, US$ 584 million in payments for the incorporation of intangible assets and US$ 202 million in 90+ days investments. These investment cash flow outflows were offset by: Interest received totaling US$ 68 million, investment rescue for 90+ days totaling US$ 108 million, and US$ 17 million collections from repayment of advances and loans granted to third parties, and (iv) a US$ 284 million decrease due to the effect of the exchange variation in cash and cash equivalents exchange rates.
▪	A US$ 258 million increase of other current financial assets mainly corresponding to placements for 90 + days, according as per the following detail: (i) Enel Distribución Rio of US$ 89 million, (ii) Enel Distribución Goiás of US$ 65 million, (iii) in Enel Distribución Ceará of US$ 44 million, (iv) Enel
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Distribución Sao Paulo US$ 19 million, (v) Edesur US$ 21 million and (vi) Enel Américas US$ 14 million.

▪	A US$ 753 million decrease in Commercial Receivables and other current receivables mainly explained in some of our Brazilian subsidiaries as a result of the effects of the devaluation of the Brazilian real against the US dollar, as follows: (i) US$ 155 million in Enel Distribución Río, (ii) US$ 324 million in Enel Distribución Sao Paulo, (iii) US$ 122 million in Enel Distribución Goiás and (iv) US$ 138 million in Enel Distribución Ceará.
➢	A US$ 4,266 million decrease in Non-Current Assets equivalent to 18.4%, mainly in:

  A US$ 677 million decrease in other non-current financial assets mainly explained by the effects of the devaluation of the Brazilian real against the US dollar for receivables in distribution companies in Brazil related to the application of IFRIC 12, totaling US$ 863 million, offset by a US$ 186 million increase related to the same concept of IFRIC 12.
  A US$ 488 million decrease of other non-current non-financial assets mainly explained by the effects of the Brazilian real devaluation against the US dollar of US$ 802 million and lower taxes on recovering from PIS and COFINS for short-term transfer in Enel Distribución Ceará of US$ 78 million. The above partially offset an increase of US$ 374 million in Enel Distribución Sao Paulo for the recognition of PIS and COFINS taxes and for the increase of other tax contingencies to be recovered in Enel Distribución Goiás of US$ 31 million.
  A US$ 1,483 million decrease in intangible assets other than capital gains composed mainly of (i) a US$ 1,563 million decrease in the effects of the conversion to US dollars from the functional currencies of each subsidiary, (ii) US$ 297 million depreciation and impairment losses, (iii) US$ 111 million other decreases mainly for transfers to financial assets the company variation to recover at the end of the concession. This was partially offset by a US$ 488 million increase in new investments.
  US$ 286 million decrease in goodwill mainly explained by the effects of conversion to US dollar from the functional currencies of each subsidiary.
  A US$ 990 million decrease in properties, plants and equipment consisting mainly of (i) a US$ 1,347 million decrease due to the effects of conversion to US dollars from the functional currencies of each subsidiary, (ii) US$ 320 million depreciation and impairment losses, and (iii) US$ 54 million in other decreases. The above partially offset by (i) US$ 399 million increase from new investments, and (ii) US$ 332 million in other increases stemming from the application of IAS 29 in our Argentine subsidiaries.
•	A US$ 242 million decrease in Assets from Deferred Taxes explained mainly by the conversion effects to US dollars from the functional currencies of each subsidiary.

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Liabilities and Equity	September 2020	December 2019	Change	% Change
	(US$ million)

Current Liabilities	6,588	6,736	(148)	(2.2%)
Non Current Liabilities	8,368	10,794	(2,426)	(22.5%)

Total Equity	9,680	12,246	(2,567)	(21.0%)
attributable to owners of parent company	7,693	9,966	(2,273)	(22.8%)
attributable to non-controlling interest	1,987	2,280	(293)	(12.9%)

Total Liabilities and Equity	24,636	29,776	(5,141)	(17.3%)

Total Enel Américas liabilities and equity as of September 30, 2020 decreased by US$ 5,141 million as compared to December 2019, mainly as a result of:

➢  Current Liabilities decreased by US$ 148 million, mainly explained by:

▪	A US$ 1,038 million increase in other current financial liabilities explained primarily by: (i) a US$ 367 million increase in Enel Américas from new loans with financial institutions totaling US$480 million offset by a US$ 120 million payment, (ii) a US$ 61 million increase in Enel Distribución Goiás mainly due to US$ 155 million in long-term debt transfers and exchange rate effects of US$ 73 million, offset by US$ 118 million corresponding to the conversion effects of the devaluation of the Brazilian real and US$ 47 million in loan amortization net of acquisitions, (iii) a US$ 61 million increase in Enel Distribución Rio mainly because of US$ 178 million in debt transfers from long term, US$ 40 million in new loans, US$ 34 million accrued interest rates and exchange rates offset by US$ 78 million related to the conversion effects linked to the devaluation of the Brazilian real and US$ 107 million for the amortization of credits , (iv) a US$ 100 million increase in Enel Distribución Ceará from new loans totaling US$ 98 million net of payments and accrued interest rates plus US$ 45 million due to exchange rate changes offset by US$ 41 million related to the conversion effects of the devaluation of the Brazilian real against the US dollar, (v) a US$ 234 million increase in Enel Distribución Sao Paulo mainly for US$ 138 million long-term debt transfers, net of US$ 123 million loan collection payments, accrued interest and exchange rates of US$ 21 million, offset by US$ 48 million related to the conversion of the devaluation of the Brazilian real, (vi) a US$ 128 million increase in Emgesa mainly US$ 150 million from long-term transfer of bonds, net of payments offset by US$ 22 million related to the conversion effects due to the devaluation of the Colombian peso against the US dollar and (vii) a US$ 95 million increase in Codensa for the acquisition of new loans of US$ 110 million net of payments, offset by US$ 16 million related to the conversion effects of the devaluation of the Colombian peso against the US dollar.
▪	A US$ 826 million decrease in commercial accounts and other current payables mainly explained by: a decrease in (i) Enel Distribución Sao Paulo of US$ 266 million, corresponding to US$ 330 million related to the conversion effects of the devaluation of the Brazilian real against the US dollar, offset by US$ 64 million which corresponds to higher accounts payable for energy purchases and suppliers net of provisions and transfers from long term, (ii) US$ 83 million in Enel Distribución Goiás including US$ 122 million from the conversion effects related to the devaluation of the real, offset by US$ 39 million mainly explained due to higher accounts payables for energy purchases and suppliers, (iii) US$ 94 million in Enel Distribución Rio mainly US$ 116 million from the
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conversion effects of the devaluation of the real, offset by US$ 22 million corresponds to increased accounts payable for energy purchases and suppliers net of provisions and long term transfers, (iv) US$ 86 million in Enel Distribución Ceará which includes US$ 116 million of the conversion effects of the devaluation of the Brazilian real, offset by US$ 30 million corresponds to increased accounts payable for energy purchases and suppliers net of provisions and long term transfers, (v) US$ 54 million in EGP Cachoeira Dourada mainly due to the conversion effects resulting from the devaluation of the real against the US dollar, (vi) US$ 16 million in Enel Generación Peru from lower accounts payable from suppliers, (vii) US$ 43 million in Enel Distribución Peru for lower accounts payable of suppliers and (viii) US$ 204 million in Enel Américas mainly for dividend payment to third parties.

▪	A US$ 106 million decrease in current accounts payable to related entities mainly for dividend payment to Enel SpA of US$ 277 million, partially offset by US$ 150 million in loans obtained by Enel Américas from Enel Finance International (EFI) and US$ 21 million conversion differences resulting from currency devaluations from the US dollar.
▪	A US$ 62 million decrease in other current provisions mainly related to the subsidiary Enel Distribución Sao Paulo of US$ 61 million, of which US$ 39 million stemming from the conversion effects due to the devaluation of the Brazilian real and US$ 22 million from the payment of labor and civil provisions.
▪	A US$ 77 million decrease in current Tax Liabilities mainly for the settlement of income tax as of April 2020 for fiscal year 2019.
▪	A US$ 80 million decrease in other current non-financial liabilities explained by: (i) a US$ 57 million decrease in Enel Distribución Sao Paulo of which US$ 30 million is related to the conversion effects from the devaluation of the Brazilian real and US$ 27 million corresponds to PIS/COFINS and ICMS tax payments, (ii) US$ 17 million in Enel Distribución Ceará of which US$ 7 million is related to the conversion effects of the devaluation of the Brazilian real, and US$ 10 million corresponds to tax payments, and (iii) US$ 5 million in Emgesa mainly from tax payments.
➢	Non-Current Liabilities decreased by US$ 2,426 million, equivalent to 22.5% of the variation explained mainly by:
▪	A US$ 1,354 million decrease in other non-current financial liabilities (financial and derivative debt) mainly explained by (i) a US$ 380 million decrease in Enel Distribución Sao Paulo of which US$ 244 million corresponds to the conversion effect of the devaluation of the Brazilian real with respect to the US dollar and US$ 136 million in short term bond transfer, (ii) a US$ 185 million decrease in Enel Distribución Goiás explained by US$ 155 million related to short term transfers of bank loans and US$ 80 million from the conversion effects of the devaluation of the Brazilian real, offset by new uptakes and exchange rate effects of US$ 50 million, (iii) a US$ 276 million decrease in Enel Distribución Rio which includes US$ 138 million from the conversion effects of the devaluation of the Brazilian real and for US$ 178 million for short-term transfer of bank loans offset increased exchange rate effects of US$ 40 million, (iv) a US$ 129 million decrease in Enel Distribución Ceará mainly due to the conversion effects of the devaluation of the Brazilian real, (v) a US$ 48 million
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decrease in Enel Green Power Volta Grande mainly due to the conversion effects by the devaluation of the Brazilian real and (vi) a US$ 339 million decrease in Emgesa mainly because of the US$ 223 million debt transfer to short-term bonds and US$ 116 million due to the devaluation of the Colombian peso with respect to the US dollar.

▪	A US$ 312 million decrease of commercial accounts and other non-current payable accounts explained by (i) US$ 651 million decrease due to the effects of the devaluation of the Brazilian real against the US dollar and (ii) US$ 46 million lower taxes upon recovery from PIS and COFINS for short-term transfer in Enel Distribution Goiás partially offset by an US$ 388 million increase in Enel Distribución Sao Paulo mainly for PIS and COFINS taxes to be paid of US$ 374 million.
▪	A US$ 227 million decrease in other non-current provisions explained mainly by the effects of conversion to US dollar from the functional currencies of each subsidiary, as follows: (i) US$ 89 million in Enel Distribución Sao Paulo, (ii) US$ 83 million in Enel Distribución Goiás, (iii) US$ 13 million in Enel Distribución Rio, (iv) US$ 10 million in Enel Distribución Ceará, and (v) US$ 29 million in Enel Generación Peru for lower dismantling provisions.
▪	A US$ 431 million decrease in provisions for benefits to non-current employees explained mainly by the conversion effects of the US dollar from the functional currencies of each subsidiary, as follows, among others: (i) US$ 349 million in Enel Distribución Sao Paulo which includes US$ 88 million for the IAS 19 update, (ii) US $26 million in Enel Distribución Rio which includes US$ 8 million in increased liabilities for the IAS 19 update, (iii) US$24 million in Enel Distribución Goiás, (iv) US$ 7 million in Enel Distribución Ceará, (v) US$ 20 million in Codensa and (vi) US$ 5 million in Emgesa.

Total Equity decreased by US$ 2,567 million, explained by:

▪	.Equity attributable to the property (shareholders) of the controller decreased by US$ 2,273 million mainly as follows: (i) a US$ 2,361 million decrease of other reserves mainly due to the conversion differences of US$ 2,523 million offset by US$ 162 from the application of IAS 29 in "hyperinflationary economies" in Argentina, (ii) a US$ 323 million decrease from dividend payment and (iii) a US$ 76 million increase in reserves for the implementation of IAS 19 in "Employee Benefits", due to the record of actuarial losses. The above was partially offset by US$ 487 million increase in profit for the period
▪	Non-controlling shareholding decreased by US$ 294 million mainly explained by (i) a US$ 293 million decrease in dividend payment and (ii) a US$ 352 million decrease in comprehensive results mainly from the conversion differences. These effects were offset by (i) US$ 262 million profit increase for the period and (ii) US$ 89 million increase in other miscellaneous reserves from the application of IAS 29 in "hyperinflationary economies" in Argentina.

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The development of the main financial indicators is as follows

Financial Indicator		Unit	September 2020	December 2019	September 2019	Change	% Change

Liquidity	Current liquidity (1)	Times	0.87	0.98		(0.11)	(11.3%)
	Acid ratio test (2)	Times	0.80	0.92		(0.12)	(13.0%)
	Working Capital	MMUSD	(881)	(155)		(726)	469.5%
Leverage	Leverage (3)	Times	1.55	1.43		0.1	7.9%
	Short Term Debt (4)%		44.0%	38.4%		5.6	14.6%
	Long Term Debt (5)%		56.0%	61.6%		(5.6)	(9.1%)
	Financial Expenses Coverage (6)	Times	4.72		4.34	0.38	8.7%
Profitability	Operating Income/Operating Revenues	%	16.2%		20.4%	(4.2)	(20.4%)
	ROE (annualized) (7)%		14.5%		18.6%	(4.1)	(22.1%)
	ROA (annualized) (8)%		6.2%		7.4%	(1.2)	(15.7%)

(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.
(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent for 12 mobile months as of September 30 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.
(8) Corresponds to the ratio between (i) total result for 12 mobile months as of September 30 and (ii) the average of total assets at the beginning of the period and at the end of the period.

•	The Company’s Current liquidity as of September 30, 2020 reached 0.87 times, showing a 11.3% decrease in relation to December 2019, mostly explained by increased current liabilities due to the transfer of a financial debt from non-current liabilities.

•	The Company’s Acid Test as of September 30, 2020 reached 0.80 times, showing a 13.0% decrease in relation to December 31, 2019, also mostly explained by increased current liabilities related to the transfer of a financial debt from non-current liabilities.

•	The Company’s Working capital as of September 30, 2020 was (- US$ 881 million) showing an increase in relation to December 31, 2019 when it reached (-US$ 155 million) mostly explained by increased current liabilities related to the transfer of a financial debt from non-current liabilities.

•	The Company’s Leverage (indebtedness ratio) stood at 1.55 times as of September 30, 2020, a 7.9% increase in relation to December 31, 2019 mostly on account of decreased shareholding equity mainly due to the increase in financial debt due to new loans.

•	The Hedging of financial costs as of the period that ended on September 30, 2020 was 4.7 times, which represents an 8.7% increase as compared to the same period of the previous year, mainly because of improved financial results in relation to the same period of the year before.

•	The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 16.2% as of September 30, 2020.

•	The Return-on-equity of the controller’s property owners (shareholders) reached 14.5% representing a 22.1% decrease as a result of a decrease in the income attributable to the property owners for the last 12 months in relation to the period before.

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•	The Return-on-assets stood at 6.2 % as of September 30, 2020 representing a 15.7% decrease mostly due to income decrease for the last 12 months in relation to the same period of the year before.

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MAIN CASH FLOWS

The Company’s net cash flows were negative as of September 30, 2020 and reached US$ 50 million which represents a US$ 105 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to September 2019 are described below:

Net Cash Flow	September 2020	September 2019	Change	% Change
	(US$ million)

From Operating Activities	1,584	1,346	238	17.7%
From Investing Activities	(1,212)	(1,097)	(115)	10.5%
From Financing Activities	(421)	(404)	(17)	4.3%

Total Net Cash Flow	(50)	(155)	105	(67.7%)

The net cash flows stemming from operating activities totaled US$ 1,584 million in September 2020, representing a 17.7 % increase in relation to the same period of the previous year. This variation is mostly explained by a net decrease in the type of collections for operations activities mainly in (i) US$ 2,839 million lower collections from sales and service provisions, (ii) US$ 427 million less from other operations, (iii) US$ 2 million higher collections from premiums and benefits, annuities and other policy benefits and (iv) US$ 1 million lower royalty and commission charges.

These effects were partially offset by the type of cash payments from operations mainly from (i) US$ 1,109 million less in payments to suppliers for the supply of goods and services, (ii) US$ 119 million less in payments to and on behalf of employees, (iii) US$ 1,416 million less in other payments for operation activities (iv) US$ 26 million less in other cash outgoings and (vi) US$ 31 million less in income tax payments

The net cash flows coming from (used in) investment activities were outgoings totaling US$ 1,212 million as of September 2020 stemming mainly from (i) US$ 618 million for the incorporation of properties, plants and equipment, (ii) US$ 584 incorporation of intangible assets and (iii) US$ 202 million in 90 days + investments. These investment cash outflows were offset by (i) US$ 68 million of Interest received, (ii) US$ 108 million for redemption of investments payments of 90 days+ and (iii) US$ 16 million income from the reimbursement of loans to third parties.

The net cash flows coming from (used in) financing activities were outgoings $ 422 million as of September 2020, mainly from US$ 1.418 million from financing, corresponding to bank loans and US$ 150 million from the loan from Enel Finance International (EFI) to Enel Américas. This was partially offset by (i) loan payments of US$ 771 million which includes US$ 522 million of bank loans, US$ 170 million in bonds and y US$ 79 million from other sources of financing, (ii) US$ 967 million in dividend payments (iii) US$ 225 million interest payments, (iv) US$ 66 million payments of financial lease liabilities and (v) US$ 39 million other cash income.

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Below are the disbursements from the Incorporation of Properties, Plant and Equipment and their depreciation, for the periods of September 2020 and 2019.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	September 2020	September 2019	% Change	September 2020	September 2019	% Change

Enel Generación Chocon S.A.	0	1	0.0%	11	9	19.6%
Enel Generación Costanera	26	3	768.8%	32	27	19.8%
Emgesa S.A.E.S.P	71	78	(8.4%)	49	54	(9.1%)
Enel Generación Perú	34	32	4.7%	35	41	(14.7%)
Enel Distribución Goiás (Celg) (*)	191	111	72.2%	52	61	(15.1%)
EGP Cachoeira Dourada	1	2	(54.4%)	4	5	(24.7%)
Enel Generación Fortaleza	9	4	117.9%	8	11	(24.8%)
Enel Cien	1	1	0.0%	6	11	(43.3%)
Enel Distribución Sao Paulo S.A. (*)	140	165	(15.0%)	121	120	1.2%
Edesur S.A.	72	133	(46.2%)	42	36	16.1%
Enel Distribución Perú S.A.	98	122	(19.8%)	44	42	5.4%
Enel Distribución Rio (Ampla) (*)	120	118	1.9%	60	81	(26.3%)
Enel Distribución Ceara (Coelce) (*)	131	125	5.0%	43	49	(13.2%)
Codensa S.A.	288	227	27.0%	89	90	(1.0%)
Enel Trading Argentina S.R.L.	2	2	0.0%	-	-	0.0%
EGP Volta Grande	6	23	(72.2%)	23	21	7.2%
Central Dock Sud S.A.	6	3	111.3%	8	9	(10.4%)
Enel Generación Piura S.A.	3	7	(63.5%)	3	3	(12.5%)
Holding Enel Americas y Sociedades de Inversión	0	3	(86.9%)	5	-	N/A

Total	1,201	1,160	3.6%	634	669	(5.3%)

(*) Includes intangible assets concessions

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II. MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

➢	Public authorities will approve such environmental impact studies.

➢	Public opposition will not derive in delays or modifications to any proposed project.

➢	Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

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The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

o	Compliance with the good corporate governance standards.

o	Strictly compliance with the Group’s whole regulatory system

o	Each business and corporate area define:

I.	Markets in which to operate based on sufficient knowledge and capabilities to guarantee effective risk management.

II.	Counterpart criteria.

III.	Authorized operators.

-	For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-	All operations of corporate areas and business operate within the limits approved in each case.

-	Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards, and procedures of Enel Américas.

1.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

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The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position

	09-30-2020%	12-31-2019%
Fixed Interest Rate	34%	39%

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility. Here we can see that the volatility that characterized financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

1.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency

During the third quarter of 2020, exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market. It is worth noticing that the volatility that characterized financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

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1.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of September 30, 2020, there are no operations in place whose aim is to hedge portfolio contracts.

As of December 31, 2019, 5.28 GWh in energy futures purchases have been settled in order to hedge portfolio contracts.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility in the third quarter 2020 results.

1.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 20 and 23).

As of September 30, 2020, the Enel Américas Group held a liquidity position of MUS$ 1,605,306 in cash and other equivalents. As of December 31, 2019, the Enel Américas Group’s liquidity position totaled MUS$ 1,938,997 in cash and cash equivalents and MUS$ 706,000 in unconditionally available long-term lines of credit.

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1.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

It should be noted that downward macroeconomic scenarios due to the COVID-19 effect did not have a significant impact on the quality of commercial receivables. In particular, the results of specific internal analyses have shown that there is no statistical correlation between the main economic indicators (GDP, unemployment rate, etc.) and the solvency.

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1.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter and with 95% confidence. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-               The USS Libor rate of interest.

-	The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the scenarios described above the Risk Value in a quarter, of the above-mentioned positions, corresponds to MUS$ 266,000

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 4, 2020